NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PE
10/02/2015

DIVISION OF
CORPORATION FINANCE

Received SEC

NOV 24 2015

Washington, DC 20549

November 24, 2015



15008482

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 11-24-15

Matthew R. DiClemente
Stradley Ronon Stevens & Young, LLP
mdiclemente@stradley.com

Re: Franklin Resources, Inc.
Incoming letter dated October 2, 2015

Dear Mr. DiClemente:

This is in response to your letters dated October 2, 2015 and November 13, 2015 concerning the shareholder proposal submitted to Franklin by Zevin Asset Management, LLC on behalf of Diane and Alan Fairbanks; First Affirmative Financial Network, LLC on behalf of Waterglass, LLC; and Friends Fiduciary Corporation. We also have received letters on behalf of Diane and Alan Fairbanks dated October 28, 2015 and November 20, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

November 24, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Franklin Resources, Inc.
Incoming letter dated October 2, 2015

The proposal requests that the board issue a climate change report to shareholders assessing any incongruities between the proxy voting practices of the company and its subsidiaries within the last year, and any of the company's policy positions regarding climate change.

We are unable to concur in your view that Franklin may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Franklin may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Franklin may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Franklin may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Franklin may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change. Accordingly, we do not believe that Franklin may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Franklin may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Franklin may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

November 20, 2015

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Franklin Resources Inc. – Proponent's Supplemental Reply

Ladies and Gentlemen:

I am writing on behalf of Zevin Asset Management, LLC and its clients, Diane and Alan Fairbanks (the "Proponents") to respond to Attorney Matthew DiClemente's supplemental no action letter on behalf of Franklin Resources, Inc. dated Nov. 13, 2015 ("*Company Letter II*"). While asserting that it is intended to "clarify" "misconceptions and misstatements" in our prior correspondence, instead *Company Letter II* largely rehashes the distortions of the Proposal contained in the initial no action request. A copy of this reply is also being sent to Mr. DiClemente.

No Request To Improperly Influence Subsidiaries

First, *Company Letter II* reiterates that the Company is "not authorized to improperly influence or override the fiduciary duties of the Company's investment adviser subsidiaries (together, the "FTI Advisers") in voting proxies on behalf of the FTI Advisers' clients." With this we have no disagreement, because the Proposal does not request improper influence over the proxy voting process.

Creating internal and external accountability for the rationales behind proxy voting on climate change does not amount to "improper influence." The clear language of the Proposal does not necessitate more than an explanation of divergence of policy and proxy voting positions on climate change, and an exploration of legally acceptable ways of aligning policy and proxy voting. The Company, as articulated at length in our previous letter, is perfectly able to implement the proposal without violating fiduciary duties.

For the sake of constructing its argument, the Company's latest letter continues to muddle the difference between "improper influence" and "proper management" of subsidiaries. Notably, while acknowledging that the parent company assists its subsidiaries in risk management tasks by dispatching a risk management team, *Company Letter II* does not define ANY appropriate risk management territory for the parent company's involvement in

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

subsidiary activities on proxy voting. That is because to do so would be to concede that the Proposal is not excludable.

As we made clear in our prior letter, there is no evidence presented by the Company that it cannot implement the proposal within the confines of proper management practices. Instead, it is apparent from the company's own publications that the parent company does exert appropriate managerial oversight and assistance in review of environmental, social and governance (ESG) risks, including helping the subsidiaries implement fiduciary duties through provision of appropriate resources, such as the risk management team. Assisting in decision making and analysis on proxy voting decisions on climate change proposals is no more or less a fiduciary obligation than general risk management on behalf of clients.

A central role in management of climate issues, according to the Company's 2015 CDP report, is played by the VP, Corporate Communication/Global Strategic Services. These strategic services provided to the subsidiaries include centralized support and analysis for risk management via a team of ESG professionals who are dispatched to support subsidiaries' analysis of risks. As the Company states in its report "An Integrated Approach to Managing ESG Opportunities and Risks" (appended to this letter) that the review of ESG risks is both bottom up AND top down:

> "Our embedded ESG approach is led by our portfolio teams, who work in partnership with a dedicated team of ESG specialists to help ensure that ESG issues will be fully integrated across our global platform."
> JULIE MORET
> Director, Investment Risk–ESG, Performance Analysis and Investment Risk (PAIR)
>
> * * *
>
> Top-Down: Risk Management Integration
> We will also integrate ESG consideration into the existing risk management framework via the global PAIR group. Our dedicated ESG team will work with PAIR's risk consultants and industry-leading tools to provide a top-down, portfolio level perspective on ESG issues. By introducing ESG analytics integrated into the regular and recurring portfolio performance and risk analysis and discussions with portfolio managers, our goal is to make ESG risk consideration part of the mainstream investment risk conversation.

ESG risk consideration is appropriate in analyzing investment choices, and in engagement decisions, including proxy voting. Providing research resources or other support for analyzing climate proposals is no more or less intrusive, is every bit as supportive of client interests, and fulfills of the duty of loyalty and care the subsidiaries owe to clients. There is no undue influence or conflict of interest inherent in implementing the proposal.

The only precedent that the company cites to support its argument that the Proposal violates fiduciary duties is *INTECH Investment Management LLC*, Investment Advisers Act Release No. 2872 (May 7, 2009), which is irrelevant to the present matter. In that instance, the investment management company began voting proxies differently as a result of undisclosed conflicts of interest and influence by a portion of its clients (AFL-CIO pension funds) that swayed its proxy voting practices across the board. At issue was a lack of transparency and an undue influence on the proxy voting process.

In contrast, in the current matter, the subsidiaries have proxy voting guidelines in place and are expected by all involved, including the proponent, to adhere to them; at issue is whether the Company and its subsidiaries can be asked to be accountable and transparent regarding *how those guidelines are implemented* with regard to a significant public policy issue. The wrongs in INTECH were concealment and conflict of interest. In contrast, the current proposal seeks accountability and transparency, not undue influence or concealment.

The Company asserts that the Proposal means that:

> each time an investment professional employed by the FTI Advisers ("Investment Managers") determines to vote against a climate proposal on a particular client's proxy, the Investment Manager must record his or her reasons...

The Company says that such accountability:

> "elevates to primary status a particular issue of interest to a faction of the Company's shareholders ... It presupposes that the FTI Advisers *should* vote clients' proxies in favor of climate proposals, and requires the FTI Advisers to justify the exercise of their fiduciary duty for all votes against climate proposals."

There are many fallacies and distortions in these statements. Succinctly:

The Proposal does not presuppose how the company will exercise its fiduciary duties, but only seeks accountability. While the Proponents may well hope that accountability leads to additional votes in favor of climate proposals, if the Proponents sought to *direct the outcome,* then the form of the proposal would have differed, *i.e.,* a request to revise proxy voting guidelines to vote in favor of climate related proposals. Obviously, this is not the form that the current proposal has taken. Instead, it has taken a form that is hands off and respectful of the primacy of client interests and fiduciary duties.

In addition, these statements exaggerate the degree to which advisors would be required to justify the rationale for "no" votes. A report compliant with the proposal might simply say, for instance, that advisers grouped companies by sector into climate risk "baskets," that all of the companies with only a few exceptions were found to be "low risk" on climate change on the relevant timeframe, and therefore subjected to a "no" vote on the proposals.

<u>The Company's Opposition to the Accountability Sought by the Proposal Is Incongruent with Its Endorsement of UNPRI, Which Commits It to Accountability on ESG and Climate</u>

Company Letter II overreaches in asserting that:

> a public explanation of votes against climate change proposals would cause the Company to move far beyond its traditional role of providing support to the Investment Managers on ESG-related matters, including climate change, and exert inappropriate and unlawful influence on the Investment Managers' proxy voting decisions.

This statement stands in striking contrast with the Company's public and prominent commitments to UNPRI. The endorsement creates a "green" branding for the Company, and signifies a willingness to be publicly accountable for its activities on ESG matters. In participating in the UNPRI, it has essentially made a pledge to be in the leaders circle on ESG issues, and agreed to exactly the kind of public scrutiny that the Proposal seeks — a voluntary agreement to submit to public scrutiny and accountability on its ESG and proxy voting practices on climate and other issues.

Fiona Reynolds, CEO of UNPRI stated in September 2015 that UNPRI will begin **<u>grading</u>** companies participating in the program. (Source: Tim Smith, Attendee Sept. 8-10, 2015 "UNPRI in Person", London). A recent Progress Report of UNPRI demonstrated this process of evaluating signatories' performance:

> Responding to the objectives or key performance indicators (KPIs), 42 out of 417 signatories reported that they had climate-related objectives or KPIs over the last year, and 55 out of 394 reported having some for the coming year.
>
> * * *
>
> PORTFOLIO MANAGERS AND EXTERNAL MANAGERS
> Dialogue and engagement with portfolio managers is essential. This may include asking for portfolio carbon footprints as well as integrated analysis and **<u>active ownership</u>** on climate change. Portfolio managers must demonstrate the necessary knowledge of and capacity to address climate change factors in order to meet goals for portfolio measurement, asset allocation and **<u>engagement strategy</u>**. [Emphasis added][1]

Company Letter II correctly notes that the Proposal, if implemented, would result in public disclosure of information about the voting process of the Investment Managers that is not required to be disclosed by the Federal securities laws and other applicable laws (*e.g.*, ERISA) to which the FTI Advisers are subject and, to the Company's knowledge, is not disclosed by other investment advisers. That is the nature of the shareholder proposal

[1] PRI, *Climate Change Strategy Project Discussion Paper: Reducing Emissions Across the Portfolio*, July 2015. http://2xjmlj8428u1a2k5o34l1m71.wpengine.netdna-cdn.com/wp-content/uploads/PRI_Discussion-Paper-on-Reducing-Emissions.pdf

process—it typically asks companies to go beyond current actions to address a significant policy issue, and even to occupy a leadership niche.

The Company also asserts that disclosing the climate congruency analysis would cause retail investors "to believe that such analysis played a greater role in making investment decisions than it actually did ..." Should the proponent prevail in winning wide support among shareholders for this proposal, that concern would be amply address through a disclosure that the "analysis did not play a greater role in making investment decisions" than other issue analyses.

The No Action Precedents in the Financial Sector are Relevant to the Present Case

Company Letter II reasserts the distinction between a shareholder proposal directed at a company's operations and one directed at investment advisers:

> It is one thing to impose shareholder considerations...on a company with respect to its own assets, policies or operations; it is quite another thing to impose....on the clients or customers of those companies who have no relationship...with the shareholder proponents.

The Proposal does not "impose" on clients. All financial institutions manage assets with fiduciary duties and beneficiaries, and such relationships are not immune to analysis of their impacts on significant policy issues.

As noted above, analysis of climate risks of investments is already a highlighted element that this integrated companywide ESG risk team supports. Review of consistency between ESG risk analyses in investment decisions and in engagement activities, including proxy voting, is not an intrusion or imposition on the existing corporate structure, but entirely consistent with it.

Not Substantial Implementation: Unexplained Incongruency Between Company's Public Posture of Climate Priority (and Long Term Perspective) and its Bottom-of-the-Field Proxy Voting Record

Third, the company asserts that FTI Advisers' adherence to ESG principles is not a *blanket commitment* to support all shareholder initiatives that promote ESG disclosures.

The point of the Proposal and letter is not to assert that it **does** require blanket support; instead, the motivation for the Proposal is the dramatic incongruency between the Company's writing and endorsements that create an ***overall impression -*** that it is a world class environmental leader in finance - with maximum "sustainability" focus and writing devoted to climate change sensitivities - and its voting practices which place it near the bottom of its peers in terms of support for climate proposals.

One might imagine this is based on a short time horizon for analyzing risk. If so, it is hard to reconcile this with the Company's environmental management statement (on its website) which states:

> Franklin Templeton Investments was founded over 60 years ago and **we have always taken a long-term perspective, both in our investing and in how we run our business.** This approach is embedded in our Corporate Values, and tightly integrated within our corporate culture.

Investors could be well-justified to conclude that the company is currently using the UNPRI "brand" in a way that makes the company appear sustainable despite its climate-challenged proxy voting record. Appended to this letter is the 2014 proxy voting record. It is hard to understand how these voting practices are consistent with the Company's claim of taking a "long term perspective" and its many comments implying a focus on climate risks.

There may well be a rationale for these outcomes. Is it because the company views most climate risks as too remote to justify voting in favor of disclosures? Because climate proposals would incur unnecessary expenses? Because the proposals are poorly drafted? Existing disclosures only leave investors to speculate - clearly this is not substantial implementation of the Proposal.

Decentralized Proxy Decision-making is Irrelevant to Resolving the No Action Request

Finally, the Company notes that subsidiaries' proxy voting decision-making are not centralized within a single entity. We stand corrected. Although the Company's various publications led to that conclusion, the fact that the decisions are decentralized does not affect the merits of our argument. The parent company can assert sufficient managerial oversight to request information from subsidiaries on the basis for certain incongruent votes. Whether proxy decisions are centralized or not is not determinative of the viability of the Proposal.

Conclusion

The Company has failed to provide any basis for exclusion of the shareholder proposal. We urge the Staff to instruct the Company that the Proposal does not qualify for no action relief.

In the event that the Staff has any questions regarding this matter, please contact me to discuss: Sanford Lewis 413 549-7333 sanfordlewis@strategiccounsel.net.

Thank you for your careful consideration of this important proposal.

Respectfully Submitted,



Sanford Lewis

cc: Matthew DiClemente



An Integrated Approach to Managing ESG Opportunities and Risks



FRANKLIN TEMPLETON
INVESTMENTS

An Integrated Approach to Managing ESG Opportunities and Risks

ENHANCING INVESTING INSIGHTS

Environmental, social, and governance (ESG) issues can have a material impact on the value of companies and securities. Examples of such factors include natural resource use and scarcity, hazardous waste disposal, product safety, employee health and safety practices, and shareholder rights issues. We believe these issues should be considered alongside traditional financial measures to provide a more comprehensive view of the value, risk and return potential of an investment.

At Franklin Templeton Investments, our approach is designed to ensure that ESG issues are:

RECOGNIZED	ESG risks should be identified and understood at the security, portfolio and operational levels.
RATIONAL	Affirm that identified ESG risks are an intended and rational part of each portfolio's strategy.
REWARDED	ESG risks and opportunities should have commensurate long-term reward potential.

COMMITTED ACROSS OUR GLOBAL PLATFORM

Our firm's goal is to deliver strong, long-term results for investors and institutions wherever they reside in the world. As such, we are committed to integrating consideration of ESG opportunities and risks throughout our global platform. This integration starts with our 550+ portfolio managers and research analysts located in 25 countries, considering material ESG issues as part of their bottom-up, fundamental research.[1] They are supported by independent risk consultants in our Performance Analysis and Investment Risk (PAIR) group, including our dedicated ESG team within PAIR.

As part of our commitment to integrating ESG analysis into our investment practices, Franklin Templeton Investments is a signatory to the United Nations Principles for Responsible Investment (UNPRI).

Some investors have socially responsible investing (SRI) policies that incorporate screens to exclude investments in specific types of securities or sectors based on ethical or religious beliefs, or other reasons. At Franklin Templeton, we offer separate accounts which allow investors the flexibility to exclude specific investments.



"At Franklin Templeton, we believe that consideration of material ESG issues may help our investment teams gain greater insight into each security's risk and return potential. Our embedded ESG approach is led by our portfolio teams, who work in partnership with a dedicated team of ESG specialists to help ensure that ESG issues will be fully integrated across our global platform."

JULIE MORET
Director, Investment Risk–ESG, Performance Analysis and Investment Risk (PAIR)

1. As of March 31, 2014.

FULLY INTEGRATED APPROACH

Our fully integrated ESG approach leverages Franklin Templeton's existing investment research teams and risk management framework.

Bottom-Up: Research Integration

Franklin Templeton is a global investment manager comprised of multiple independent investment management groups, each offering distinct investment perspectives. Rather than attempt to create a niche ESG research function in a separate silo, one of our key strategies for effective integration is to keep ESG consideration embedded in the work of our mainstream research teams. While consideration of material ESG issues is already part of our analysts' fundamental bottom-up research, our dedicated ESG team will support them through access to additional ESG-related data, analysis and training, and enhancements to processes and documentation, as appropriate.

Top-Down: Risk Management Integration

We will also integrate ESG consideration into the existing risk management framework via the global PAIR group. Our dedicated ESG team will work with PAIR's risk consultants and industry-leading tools to provide a top-down, portfolio level perspective on ESG issues. By introducing ESG analytics integrated into the regular and recurring portfolio performance and risk analysis and discussions with portfolio managers, our goal is to make ESG risk consideration part of the mainstream investment risk conversation.

DEDICATED TEAM OF ESG SPECIALISTS

Franklin Templeton has two dedicated ESG resources that partner with our global portfolio teams, and leverage the support of the 90+ members of the PAIR team, co-located with Portfolio Managers globally. These ESG specialists will support ESG integration efforts via the following:

ENGAGE AND EDUCATE portfolio teams to assist in recognizing and understanding the impact and scope of material ESG issues, and consult on emerging ESG issues

EVALUATE current research practices related to ESG issues and identify opportunities to refine and improve

ENHANCE portfolio teams' ability to analyze ESG issues by incorporating independent and unbiased ESG data, research and analytics

Ultimately, the support from the dedicated ESG team and PAIR allows our portfolio teams to gain a deeper and more comprehensive understanding of the potential ESG, risks and rewards associated with each investment.

At Franklin Templeton Investments, our committment to embedding ESG considerations throughout our investment process and culture is an integral component of our firm's goal which seeks to deliver exceptional investment management for our clients.

An Integrated Approach to Managing ESG Risks and Opportunities



FUNDAMENTAL RESEARCH
ESG
PORTFOLIO CONSTRUCTION
ESG
RISK EVALUATION & REVIEW
Bottom-Up: Research Integration
PAIR ESG Team and Risk Consultants work with investment teams to support more formal, explicit consideration of ESG during research and analysis
Top-Down: Risk Management Integration
PAIR integrates ESG analytics into fund review/risk reports to enable ESG risk analysis at portfolio level; incorporated in risk consultant review


FRANKLIN TEMPLETON
INVESTMENTS

Franklin Templeton Distributors, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
(800) DIAL BEN®/342-5236
franklintempleton.com

All investments involve risks, including possible loss of principal. Stock prices fluctuate, sometimes rapidly and dramatically, due to factors affecting individual companies, particular industries or sectors, or general market conditions. Interest rate movements will affect a fund's share price and yield. Bond prices generally move in the opposite direction of interest rates. Thus, as the prices of bonds in a fund adjust to a rise in interest rates, a fund's share price may decline. These and other risk considerations are discussed in the appropriate fund prospectus.

APPENDIX: REPORTED PROXY VOTING RECORD OF FRANKLIN RESOURCES INC. SUBSIDIARIES

2014 AGM SEASON — BASED ON THE COMPANY'S FORM N-PX DISCLOSURES

Courtesy of CERES

Franklin All Cap Value Fund	CHUBB CORP	Report on Sustainability	Against
Franklin All Cap Value Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Methane Emissions Management and Reduction Targets	Against
Franklin All Cap Value Fund	OCCIDENTAL PETROLEUM CORP /DE/	Review and Assess Membership of Lobbying Organizations	Against
Franklin All Cap Value Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Franklin All Cap Value Fund	VALERO ENERGY CORP/TX	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Balance Sheet Investment Fund	CHUBB CORP	Report on Sustainability	Against
Franklin Balance Sheet Investment Fund	ESCO TECHNOLOGIES INC	Report on Sustainability	Against
Franklin Balance Sheet Investment Fund	VALERO ENERGY CORP/TX	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Balance Sheet Investment Fund	DEVON ENERGY CORP/DE	Report on Financial Risks of Climate Change	Against
Franklin Balance Sheet Investment Fund	DEVON ENERGY CORP/DE	Review Public Policy Advocacy on Climate Change	Against
Franklin Balanced Fund	EMERSON ELECTRIC CO	Report on Sustainability	Against
Franklin Balanced Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Balanced Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
Franklin Balanced Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Franklin Balanced Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
Franklin Balanced Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
Franklin Balanced Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
Franklin Balanced Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Balanced Fund	KINDER MORGAN, INC.	Report on Financial Risks of Climate Change	Against
Franklin Balanced Fund	KINDER MORGAN, INC.	Report on Methane Emissions Management, Pipeline Maintenance and Reduction Targets	Against
Franklin Balanced Fund	KINDER MORGAN, INC.	Report on Sustainability	Against
Franklin DynaTech Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
Franklin DynaTech Fund	Google Inc.	Report on Lobbying Payments and Policy	For
Franklin DynaTech Fund	Facebook Inc	Report on Sustainability	Against
Franklin DynaTech Fund	Actavis plc	Report on Sustainability	For
Franklin Equity Income Fund	EMERSON ELECTRIC CO	Report on Sustainability	Against
Franklin Equity Income Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Equity Income Fund	BANK OF AMERICA CORP /DE/	Report on Climate Change Financing Risk	Against
Franklin Equity Income Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
Franklin Equity Income Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Franklin Equity Income Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
Franklin Equity Income Fund	DOMINION RESOURCES INC /VA/	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Equity Income Fund	DOMINION RESOURCES INC /VA/	Report on Financial and Physical Risks of Climate Change	Against
Franklin Equity Income Fund	DOMINION RESOURCES INC /VA/	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Equity Income Fund	DOMINION RESOURCES INC /VA/	Report on Lobbying Payments and Policy	Against
Franklin Equity Income Fund	DOMINION RESOURCES INC /VA/	Report on Environmental Impacts of Biomass and Assess Risks	Against
Franklin Equity Income Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Flex Cap Growth Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
Franklin Flex Cap Growth Fund	CHIPOTLE MEXICAN GRILL INC	Report on Sustainability	Against
Franklin Flex Cap Growth Fund	Google Inc.	Report on Lobbying Payments and Policy	For
Franklin Flex Cap Growth Fund	Facebook Inc	Report on Sustainability	Against
Franklin Flex Cap Growth Fund	Actavis plc	Report on Sustainability	For
Franklin Focused Core Equity Fund	MARATHON OIL CORP	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Focused Core Equity Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
Franklin Focused Core Equity Fund	Google Inc.	Report on Lobbying Payments and Policy	For
Franklin Focused Core Equity Fund	Actavis plc	Report on Sustainability	For
Franklin Global Listed Infrastructure Fund	DOMINION RESOURCES INC /VA/	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Global Listed Infrastructure Fund	DOMINION RESOURCES INC /VA/	Report on Financial and Physical Risks of Climate Change	Against
Franklin Global Listed Infrastructure Fund	DOMINION RESOURCES INC /VA/	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Global Listed Infrastructure Fund	DOMINION RESOURCES INC /VA/	Report on Lobbying Payments and Policy	Against
Franklin Global Listed Infrastructure Fund	DOMINION RESOURCES INC /VA/	Report on Environmental Impacts of Biomass and Assess Risks	Against
Franklin Global Listed Infrastructure Fund	Spectra Energy Corp.	Report on Methane Emissions	Against
Franklin Global Listed Infrastructure Fund	Targa Resources Corp.	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Global Listed Infrastructure Fund	KINDER MORGAN, INC.	Report on Financial Risks of Climate Change	Against
Franklin Global Listed Infrastructure Fund	KINDER MORGAN, INC.	Report on Methane Emissions Management, Pipeline Maintenance and Reduction Targets	Against
Franklin Global Listed Infrastructure Fund	KINDER MORGAN, INC.	Report on Sustainability	For

Franklin Growth Fund	EMERSON ELECTRIC CO	Report on Sustainability	Against
Franklin Growth Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Growth Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
Franklin Growth Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
Franklin Growth Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Methane Emissions Management and Reduction Targets	For
Franklin Growth Fund	OCCIDENTAL PETROLEUM CORP /DE/	Review and Assess Membership of Lobbying Organizations	For
Franklin Growth Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Management of Hydraulic Fracturing Risks and Opportunities	For
Franklin Growth Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
Franklin Growth Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Growth Fund	BERKSHIRE HATHAWAY INC	Adopt Quantitative Goals for GHG and Other Air Emissions	For
Franklin Growth Fund	DEVON ENERGY CORP/DE	Report on Financial Risks of Climate Change	Against
Franklin Growth Fund	DEVON ENERGY CORP/DE	Review Public Policy Advocacy on Climate Change	Against
Franklin Growth Fund	CONOCOPHILLIPS	Adopt Quantitative GHG Goals for Operations	Against
Franklin Growth Fund	Google Inc.	Report on Lobbying Payments and Policy	For
Franklin Growth Fund	Facebook Inc	Report on Sustainability	Against
Franklin Growth Fund	Phillips 66	Adopt Quantitative GHG Goals for Operations	Against
Franklin Growth Opportunities Fund	BANK OF AMERICA CORP /DE/	Report on Climate Change Financing Risk	Against
Franklin Growth Opportunities Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
Franklin Growth Opportunities Fund	CHIPOTLE MEXICAN GRILL INC	Report on Sustainability	Against
Franklin Growth Opportunities Fund	Google Inc.	Report on Lobbying Payments and Policy	For
Franklin Growth Opportunities Fund	Facebook Inc	Report on Sustainability	Against
Franklin Growth Opportunities Fund	Actavis plc	Report on Sustainability	For
Franklin Income Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Income Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
Franklin Income Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Franklin Income Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
Franklin Income Fund	DOMINION RESOURCES INC /VA/	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Income Fund	DOMINION RESOURCES INC /VA/	Report on Financial and Physical Risks of Climate Change	Against
Franklin Income Fund	DOMINION RESOURCES INC /VA/	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Income Fund	DOMINION RESOURCES INC /VA/	Report on Lobbying Payments and Policy	Against
Franklin Income Fund	DOMINION RESOURCES INC /VA/	Report on Environmental Impacts of Biomass and Assess Risks	Against
Franklin Income Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
Franklin Income Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Income Fund	AMEREN CORP	Report on Adoption of Policies to Meet National GHG Reduction Goal	Against
Franklin Income Fund	DEVON ENERGY CORP/DE	Report on Financial Risks of Climate Change	Against
Franklin Income Fund	DEVON ENERGY CORP/DE	Review Public Policy Advocacy on Climate Change	Against
Franklin Income Fund	Spectra Energy Corp.	Report on Methane Emissions	Against
Franklin K2 Alternative Strategies Fund-Master	HESS CORP	STOCKHOLDER PROPOSAL RECOMMENDING A REPORT REGARDING CARBON ASSET RISK.	Against
Franklin K2 Alternative Strategies Fund-Master	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin K2 Alternative Strategies Fund-Master	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
Franklin K2 Alternative Strategies Fund-Master	OCCIDENTAL PETROLEUM CORP /DE/	FUGITIVE METHANE EMISSIONS AND FLARING REPORT.	Against
Franklin K2 Alternative Strategies Fund-Master	OCCIDENTAL PETROLEUM CORP /DE/	REVIEW LOBBYING AT FEDERAL, STATE, LOCAL LEVELS.	Against
Franklin K2 Alternative Strategies Fund-Master	OCCIDENTAL PETROLEUM CORP /DE/	QUANTITATIVE RISK MANAGEMENT REPORTING FOR HYDRAULIC FRACTURING OPERATIONS.	Against
Franklin K2 Alternative Strategies Fund-Master	Google Inc.	A STOCKHOLDER PROPOSAL REGARDING A LOBBYING REPORT, IF PROPERLY PRESENTED AT THE MEETING.	Against
Franklin K2 Alternative Strategies Fund-Master	Google Inc.	Shareholder Proposal Regarding Lobbying Report	Against
Franklin K2 Alternative Strategies Fund-Master	Google Inc.	Report on Lobbying Payments and Policy	For
Franklin K2 Alternative Strategies Fund-Master	Marathon Petroleum Corp	SHAREHOLDER PROPOSAL SEEKING THE ADOPTION OF QUANTITATIVE GREENHOUSE GAS EMISSION REDUCTION GOALS AND ASSOCIATED REPORTS.	Against
Franklin K2 Alternative Strategies Fund-Master	Marathon Petroleum Corp	SHAREHOLDER PROPOSAL SEEKING A REPORT ON CORPORATE LOBBYING EXPENDITURES, POLICIES AND PROCEDURES.	Against
Franklin K2 Alternative Strategies Fund-Master	Actavis plc	Report on Sustainability	Against
Franklin Large Cap Equity Fund	SOUTHWESTERN ENERGY CO	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Large Cap Equity Fund	BANK OF AMERICA CORP /DE/	Report on Climate Change Financing Risk	Against
Franklin Large Cap Equity Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Franklin Large Cap Equity Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
Franklin Large Cap Equity Fund	MARATHON OIL CORP	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Large Cap Equity Fund	PNC FINANCIAL SERVICES GROUP, INC.	Report on Climate Change Financing Risk	Against
Franklin Large Cap Equity Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
Franklin Large Cap Equity Fund	Google Inc.	Report on Lobbying Payments and Policy	For
Franklin Large Cap Value Fund	CHUBB CORP	Report on Sustainability	Against
Franklin Large Cap Value Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against

Franklin Large Cap Value Fund	HollyFrontier Corp	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Large Cap Value Fund	BANK OF AMERICA CORP /DE/	Report on Climate Change Financing Risk	Against
Franklin Large Cap Value Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
Franklin Large Cap Value Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Franklin Large Cap Value Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
Franklin Large Cap Value Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Large Cap Value Fund	OCCIDENTAL PETROLEUM CORP /DE/	Review and Assess Membership of Lobbying Organizations	Against
Franklin Large Cap Value Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Franklin Large Cap Value Fund	VALERO ENERGY CORP/TX	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Large Cap Value Fund	BERKSHIRE HATHAWAY INC	Adopt Quantitative Goals for GHG and Other Air Emissions	Against
Franklin Large Cap Value Fund	DEVON ENERGY CORP/DE	Report on Financial Risks of Climate Change	Against
Franklin Large Cap Value Fund	DEVON ENERGY CORP/DE	Review Public Policy Advocacy on Climate Change	Against
Franklin Large Cap Value Fund	CONOCOPHILLIPS	Adopt Quantitative GHG Goals for Operations	Against
Franklin Large Cap Value Fund	Phillips 66	Adopt Quantitative GHG Goals for Operations	Against
Franklin MidCap Value Fund	HollyFrontier Corp	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin MidCap Value Fund	PNC FINANCIAL SERVICES GROUP, INC.	Report on Climate Change Financing Risk	Against
Franklin MidCap Value Fund	VALERO ENERGY CORP/TX	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin MidCap Value Fund	Actavis plc	Report on Sustainability	For
Franklin Mutual Beacon Fund	MARATHON OIL CORP	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Mutual Beacon Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
Franklin Mutual Beacon Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Mutual Beacon Fund	CONSOL Energy Inc	Report on Financial Risks of Climate Change	Against
Franklin Mutual Beacon Fund	Google Inc.	Report on Lobbying Payments and Policy	Against
Franklin Mutual Beacon Fund	WPX ENERGY, INC.	Adopt Quantitative GHG Goals for Operations, Including Methane Emissions	Against
Franklin Mutual Financial Services Fund	PNC FINANCIAL SERVICES GROUP, INC.	Report on Climate Change Financing Risk	Against
Franklin Mutual Global Discovery Fund	MARATHON OIL CORP	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Mutual Global Discovery Fund	PNC FINANCIAL SERVICES GROUP, INC.	Report on Climate Change Financing Risk	Against
Franklin Mutual Global Discovery Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
Franklin Mutual Global Discovery Fund	FREEPORT MCMORAN COPPER & GDLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Mutual Global Discovery Fund	CONSOL Energy Inc	Report on Financial Risks of Climate Change	Against
Franklin Mutual Global Discovery Fund	WPX ENERGY, INC.	Adopt Quantitative GHG Goals for Operations, Including Methane Emissions	Against
Franklin Mutual Quest Fund	PNC FINANCIAL SERVICES GRDUP, INC.	Report on Climate Change Financing Risk	Against
Franklin Mutual Quest Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
Franklin Mutual Quest Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Mutual Quest Fund	WPX ENERGY, INC.	Adopt Quantitative GHG Goals for Operations, Including Methane Emissions	Against
Franklin Mutual Recovery Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Mutual Recovery Fund	WPX ENERGY, INC.	Adopt Quantitative GHG Goals for Operations, Including Methane Emissions	Against
Franklin Mutual Shares Fund	MARATHON OIL CORP	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Mutual Shares Fund	PNC FINANCIAL SERVICES GROUP, INC.	Report on Climate Change Financing Risk	Against
Franklin Mutual Shares Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
Franklin Mutual Shares Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Mutual Shares Fund	CONSOL Energy Inc	Report on Financial Risks of Climate Change	Against
Franklin Mutual Shares Fund	WPX ENERGY, INC.	Adopt Quantitative GHG Goals for Operations, Including Methane Emissions	Against
Franklin Natural Resources Fund	HESS CORP	Report on Financial Risks of Climate Change	Against
Franklin Natural Resources Fund	SOUTHWESTERN ENERGY CO	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Natural Resources Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Natural Resources Fund	HollyFrontier Corp	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Natural Resources Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Franklin Natural Resources Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
Franklin Natural Resources Fund	MARATHON OIL CORP	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Natural Resources Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
Franklin Natural Resources Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Methane Emissions Management and Reduction Targets	For
Franklin Natural Resources Fund	OCCIDENTAL PETROLEUM CORP /DE/	Review and Assess Membership of Lobbying Organizations	For
Franklin Natural Resources Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Management of Hydraulic Fracturing Risks and Opportunities	For
Franklin Natural Resources Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
Franklin Natural Resources Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Natural Resources Fund	VALERO ENERGY CORP/TX	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Natural Resources Fund	DEVON ENERGY CORP/DE	Report on Financial Risks of Climate Change	Against
Franklin Natural Resources Fund	DEVON ENERGY CORP/DE	Review Public Policy Advocacy on Climate Change	Against
Franklin Natural Resources Fund	Marathon Petroleum Corp	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Natural Resources Fund	Marathon Petroleum Corp	Report on Lobbying Payments and Policy	Against
Franklin Natural Resources Fund	Phillips 66	Adopt Quantitative GHG Goals for Operations	Against
Franklin Real Return Fund	SOUTHWESTERN ENERGY CO	Report on Methane Emissions Management and Reduction Targets	Against

Franklin Real Return Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Real Return Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Franklin Real Return Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
Franklin Real Return Fund	MARATHON DIL CORP	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Real Return Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
Franklin Real Return Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Methane Emissions Management and Reduction Targets	For
Franklin Real Return Fund	OCCIDENTAL PETROLEUM CORP /DE/	Review and Assess Membership of Lobbying Organizations	For
Franklin Real Return Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Management of Hydraulic Fracturing Risks and Opportunities	For
Franklin Real Return Fund	FREEPORT MCMORAN COPPER & GDLD INC	Request Director Nominee with Environmental Qualifications	Against
Franklin Real Return Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Real Return Fund	DEVON ENERGY CORP/DE	Report on Financial Risks of Climate Change	Against
Franklin Real Return Fund	DEVON ENERGY CORP/DE	Review Public Policy Advocacy on Climate Change	Against
Franklin Rising Dividends Fund	CHUBB CORP	Report on Sustainability	Against
Franklin Rising Dividends Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Rising Dividends Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
Franklin Rising Dividends Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Franklin Rising Dividends Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
Franklin Rising Dividends Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Rising Dividends Fund	OCCIDENTAL PETROLEUM CORP /DE/	Review and Assess Membership of Lobbying Organizations	Against
Franklin Rising Dividends Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Franklin Small Cap Value Fund	ENERGEN CORP	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Small-Mid Cap Growth Fund	SOUTHWESTERN ENERGY CO	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Small-Mid Cap Growth Fund	CHIPOTLE MEXICAN GRILL INC	Report on Sustainability	Against
Franklin Small-Mid Cap Growth Fund	Actavis plc	Report on Sustainability	For
Franklin Templeton Global Allocation Fund	MARATHON OIL CORP	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Templeton Global Allocation Fund	PNC FINANCIAL SERVICES GROUP, INC.	Report on Climate Change Financing Risk	Against
Franklin Templeton Global Allocation Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
Franklin Templeton Global Allocation Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
Franklin Templeton Global Allocation Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Templeton Global Allocation Fund	CONSOL Energy Inc	Report on Financial Risks of Climate Change	Against
Franklin Templeton Global Allocation Fund	Google Inc.	Report on Lobbying Payments and Policy	For
Franklin Templeton Global Allocation Fund	Facebook Inc	Report on Sustainability	Against
Franklin Templeton Global Allocation Fund	WPX ENERGY, INC.	Adopt Quantitative GHG Goals for Operations, Including Methane Emissions	Against
Franklin Templeton Global Allocation Fund	Actavis plc	Report on Sustainability	For
Franklin Universal Trust	DOMINION RESOURCES INC /VA/	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Universal Trust	DOMINION RESOURCES INC /VA/	Report on Financial and Physical Risks of Climate Change	Against
Franklin Universal Trust	DOMINION RESOURCES INC /VA/	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Universal Trust	DOMINION RESOURCES INC /VA/	Report on Lobbying Payments and Policy	Against
Franklin Universal Trust	DOMINION RESOURCES INC /VA/	Report on Environmental Impacts of Biomass and Assess Risks	Against
Franklin Universal Trust	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
Franklin Universal Trust	Spectra Energy Corp.	Report on Methane Emissions	Against
Franklin Utilities Fund	DOMINION RESOURCES INC /VA/	Adopt Quantitative GHG Goals for Products and Operations	Against
Franklin Utilities Fund	DOMINION RESOURCES INC /VA/	Report on Financial and Physical Risks of Climate Change	Against
Franklin Utilities Fund	DOMINION RESOURCES INC /VA/	Report on Methane Emissions Management and Reduction Targets	Against
Franklin Utilities Fund	DOMINION RESOURCES INC /VA/	Report on Lobbying Payments and Policy	Against
Franklin Utilities Fund	DOMINION RESOURCES INC /VA/	Report on Environmental Impacts of Biomass and Assess Risks	Against
Franklin Utilities Fund	AMEREN CORP	Report on Adoption of Policies to Meet National GHG Reduction Goal	Against
Franklin Utilities Fund	Spectra Energy Corp.	Report on Methane Emissions	Against
Franklin Utilities Fund	KINDER MORGAN, INC.	Report on Financial Risks of Climate Change	Against
Franklin Utilities Fund	KINDER MORGAN, INC.	Report on Methane Emissions Management, Pipeline Maintenance and Reduction Targets	Against
Franklin Utilities Fund	KINDER MORGAN, INC.	Report on Sustainability	Against
Franklin World Perspectives Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
Franklin World Perspectives Fund	Google Inc.	Report on Lobbying Payments and Policy	For
Franklin World Perspectives Fund	Facebook Inc	Report on Sustainability	Against
Franklin World Perspectives Fund	Actavis plc	Report on Sustainability	For
FTVIP - Franklin Flex Cap Growth Securities Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
FTVIP - Franklin Flex Cap Growth Securities Fund	CHIPOTLE MEXICAN GRILL INC	Report on Sustainability	Against
FTVIP - Franklin Flex Cap Growth Securities Fund	Google Inc.	Report on Lobbying Payments and Policy	For
FTVIP - Franklin Flex Cap Growth Securities Fund	Facebook Inc	Report on Sustainability	Against
FTVIP - Franklin Flex Cap Growth Securities Fund	Actavis plc	Report on Sustainability	For
FTVIP - Franklin Growth and Income Securities Fund	EMERSON ELECTRIC CO	Report on Sustainability	Against

FTVIP - Franklin Growth and Income Securities Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
FTVIP - Franklin Growth and Income Securities Fund	BANK OF AMERICA CORP /DE/	Report on Climate Change Financing Risk	Against
FTVIP - Franklin Growth and Income Securities Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
FTVIP - Franklin Growth and Income Securities Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
FTVIP - Franklin Growth and Income Securities Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
FTVIP - Franklin Growth and Income Securities Fund	DOMINION RESOURCES INC /VA/	Adopt Quantitative GHG Goals for Products and Operations	Against
FTVIP - Franklin Growth and Income Securities Fund	DOMINION RESOURCES INC /VA/	Report on Financial and Physical Risks of Climate Change	Against
FTVIP - Franklin Growth and Income Securities Fund	DOMINION RESOURCES INC /VA/	Report on Methane Emissions Management and Reduction Targets	Against
FTVIP - Franklin Growth and Income Securities Fund	DOMINION RESOURCES INC /VA/	Report on Lobbying Payments and Policy	Against
FTVIP - Franklin Growth and Income Securities Fund	DOMINION RESOURCES INC /VA/	Report on Environmental Impacts of Biomass and Assess Risks	Against
FTVIP - Franklin Growth and Income Securities Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
FTVIP - Franklin Income Securities Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
FTVIP - Franklin Income Securities Fund	BANK OF AMERICA CORP /DE/	Report on Climate Change Financing Risk	Against
FTVIP - Franklin Income Securities Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
FTVIP - Franklin Income Securities Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
FTVIP - Franklin Income Securities Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
FTVIP - Franklin Income Securities Fund	DOMINION RESOURCES INC /VA/	Adopt Quantitative GHG Goals for Products and Operations	Against
FTVIP - Franklin Income Securities Fund	DOMINION RESOURCES INC /VA/	Report on Financial and Physical Risks of Climate Change	Against
FTVIP - Franklin Income Securities Fund	DOMINION RESOURCES INC /VA/	Report on Methane Emissions Management and Reduction Targets	Against
FTVIP - Franklin Income Securities Fund	DOMINION RESOURCES INC /VA/	Report on Lobbying Payments and Policy	Against
FTVIP - Franklin Income Securities Fund	DOMINION RESOURCES INC /VA/	Report on Environmental Impacts of Biomass and Assess Risks	Against
FTVIP - Franklin Income Securities Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
FTVIP - Franklin Income Securities Fund	Spectra Energy Corp.	Report on Methane Emissions	Against
FTVIP - Franklin Large Cap Value Securities Fund	CHUBB CORP	Report on Sustainability	Against
FTVIP - Franklin Large Cap Value Securities Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
FTVIP - Franklin Large Cap Value Securities Fund	HollyFrontier Corp	Adopt Quantitative GHG Goals for Products and Operations	Against
FTVIP - Franklin Large Cap Value Securities Fund	BANK OF AMERICA CORP /DE/	Report on Climate Change Financing Risk	Against
FTVIP - Franklin Large Cap Value Securities Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
FTVIP - Franklin Large Cap Value Securities Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
FTVIP - Franklin Large Cap Value Securities Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
FTVIP - Franklin Large Cap Value Securities Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Methane Emissions Management and Reduction Targets	Against
FTVIP - Franklin Large Cap Value Securities Fund	OCCIDENTAL PETROLEUM CORP /DE/	Review and Assess Membership of Lobbying Organizations	Against
FTVIP - Franklin Large Cap Value Securities Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
FTVIP - Franklin Large Cap Value Securities Fund	VALERO ENERGY CORP/TX	Adopt Quantitative GHG Goals for Products and Operations	Against
FTVIP - Franklin Large Cap Value Securities Fund	BERKSHIRE HATHAWAY INC	Adopt Quantitative Goals for GHG and Other Air Emissions	Against
FTVIP - Franklin Large Cap Value Securities Fund	DEVON ENERGY CORP/DE	Report on Financial Risks of Climate Change	Against
FTVIP - Franklin Large Cap Value Securities Fund	DEVON ENERGY CORP/DE	Review Public Policy Advocacy on Climate Change	Against
FTVIP - Franklin Large Cap Value Securities Fund	CONOCOPHILLIPS	Adopt Quantitative GHG Goals for Operations	Against
FTVIP - Franklin Large Cap Value Securities Fund	Phillips 66	Adopt Quantitative GHG Goals for Operations	Against
FTVIP - Franklin Mutual Global Discovery VIP Fund	MARATHON OIL CORP	Report on Methane Emissions Management and Reduction Targets	Against
FTVIP - Franklin Mutual Global Discovery VIP Fund	PNC FINANCIAL SERVICES GROUP, INC.	Report on Climate Change Financing Risk	Against
FTVIP - Franklin Mutual Global Discovery VIP Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
FTVIP - Franklin Mutual Global Discovery VIP Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
FTVIP - Franklin Mutual Global Discovery VIP Fund	CONSOL Energy Inc	Report on Financial Risks of Climate Change	Against
FTVIP - Franklin Mutual Global Discovery VIP Fund	WPX ENERGY, INC.	Adopt Quantitative GHG Goals for Operations, Including Methane Emissions	Against
FTVIP - Franklin Mutual Shares VIP Fund	MARATHON OIL CORP	Report on Methane Emissions Management and Reduction Targets	Against

FTVIP - Franklin Mutual Shares VIP Fund	PNC FINANCIAL SERVICES GROUP, INC.	Report on Climate Change Financing Risk	Against
FTVIP - Franklin Mutual Shares VIP Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
FTVIP - Franklin Mutual Shares VIP Fund	FREEPORT MCMORAN COPPER & GOLD INC	Require Director Nominee with Environmental Experience	Against
FTVIP - Franklin Mutual Shares VIP Fund	CONSOL Energy Inc	Report on Financial Risks of Climate Change	Against
FTVIP - Franklin Mutual Shares VIP Fund	WPX ENERGY, INC.	Adopt Quantitative GHG Goals for Operations, Including Methane Emissions	Against
FTVIP - Franklin Rising Dividends Securities Fund	CHUBB CORP	Report on Sustainability	Against
FTVIP - Franklin Rising Dividends Securities Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
FTVIP - Franklin Rising Dividends Securities Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
FTVIP - Franklin Rising Dividends Securities Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
FTVIP - Franklin Rising Dividends Securities Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
FTVIP - Franklin Rising Dividends Securities Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Methane Emissions Management and Reduction Targets	Against
FTVIP - Franklin Rising Dividends Securities Fund	OCCIDENTAL PETROLEUM CORP /DE/	Review and Assess Membership of Lobbying Organizations	Against
FTVIP - Franklin Rising Dividends Securities Fund	OCCIDENTAL PETROLEUM CORP /DE/	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
FTVIP - Franklin Small Cap Value Securities Fund	ENERGEN CORP	Report on Methane Emissions Management and Reduction Targets	Against
FTVIP - Franklin Small-Mid Cap Growth Securities Fund	SOUTHWESTERN ENERGY CO	Report on Methane Emissions Management and Reduction Targets	Against
FTVIP - Franklin Small-Mid Cap Growth Securities Fund	CHIPOTLE MEXICAN GRILL INC	Report on Sustainability	Against
FTVIP - Franklin Small-Mid Cap Growth Securities Fund	Actavis plc	Report on Sustainability	For
FTVIP - Templeton Growth Securities Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
FTVIP - Templeton Growth Securities Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
FTVIP - Templeton Growth Securities Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
FTVIP-Franklin Large Cap Growth VIP Fund	EXXON MOBIL CORP	Adopt Quantitative GHG Goals for Products and Operations	Against
FTVIP-Franklin Large Cap Growth VIP Fund	BANK OF AMERICA CORP /DE/	Report on Climate Change Financing Risk	Against
FTVIP-Franklin Large Cap Growth VIP Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
FTVIP-Franklin Large Cap Growth VIP Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
FTVIP-Franklin Large Cap Growth VIP Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
FTVIP-Franklin Large Cap Growth VIP Fund	ANADARKO PETROLEUM CORP	Report on Financial Risks of Climate Change	Against
FTVIP-Franklin Large Cap Growth VIP Fund	FREEPORT MCMORAN COPPER & GOLD INC	Request Director Nominee with Environmental Qualifications	Against
FTVIP-Franklin Large Cap Growth VIP Fund	DEVON ENERGY CORP/DE	Report on Financial Risks of Climate Change	Against
FTVIP-Franklin Large Cap Growth VIP Fund	DEVON ENERGY CORP/DE	Review Public Policy Advocacy on Climate Change	Against
FTVIP-Franklin Large Cap Growth VIP Fund	CONOCOPHILLIPS	Adopt Quantitative GHG Goals for Operations	Against
FTVIP-Franklin Large Cap Growth VIP Fund	Google Inc.	Report on Lobbying Payments and Policy	For
FTVIP-Franklin Large Cap Growth VIP Fund	Actavis plc	Report on Sustainability	For
Templeton Global Balanced Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
Templeton Global Balanced Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Templeton Global Balanced Fund	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
Templeton Global Opportunities Trust	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
Templeton Global Opportunities Trust	Actavis plc	Report on Sustainability	Against
Templeton Growth Fund, Inc.	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
Templeton Growth Fund, Inc.	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
Templeton Growth Fund, Inc.	CHEVRON CORP	Require Director Nominee with Environmental Experience	Against
Templeton World Fund	PFIZER INC	Review and Assess Membership of Lobbying Organizations	Against
Templeton World Fund	CHEVRON CORP	Report on Management of Hydraulic Fracturing Risks and Opportunities	Against
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Law Offices

Stradley Ronon Stevens & Young, LLP

Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
215.564.8000

November 13, 2015

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Franklin Resources, Inc. — Response to Letter Submitted by Sanford J. Lewis, Attorney for Zevin Asset Management, LLC, on Behalf of Diane and Alan Fairbanks, in Connection with a Request for No-Action Ruling to Omit a Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

This letter responds to the letter submitted on October 28, 2015 by Sanford J. Lewis (the "**Lewis Letter**"), attorney for Zevin Asset Management, LLC ("**Zevin**"), on behalf of its clients, Diane and Alan Fairbanks (collectively, the "**Proponent**"), in connection with a no-action request submitted by Franklin Resources, Inc. (the "**Company**") to the Securities and Exchange Commission ("**SEC**" or the "**Commission**") on October 2, 2015, seeking exclusion of the Proponent's shareholder proposal[1] (the "**Proposal**") from the Company's 2016 proxy materials (the "**Company Letter**").

This letter is intended to clarify the following misconceptions and misstatements in the Lewis Letter:

1. the Company is not authorized to improperly influence or override the fiduciary duties of the Company's investment adviser subsidiaries (together, the "**FTI Advisers**") in voting proxies on behalf of the FTI Advisers' clients;

[1] The Proposal was co-filed by First Affirmative Financial Network, LLC, on behalf of its client, Waterglass, LLC, and Friends Fiduciary Corporation.

2. the Lewis Letter misapplies the no-action precedent applicable to companies acting for their own proprietary interests to companies, such as the FTI Advisers, acting on behalf of client interests;

3. the FTI Advisers' adherence to environmental, social and governance ("**ESG**") principles is not a blanket commitment to support all shareholder initiatives that promote ESG disclosures; and

4. the Lewis Letter incorrectly characterizes the Company subsidiaries' proxy voting decision making as centralized within a single entity.

At the heart of the Proposal is the Proponent's claim that parent company shareholders should be entitled to influence how an investment adviser directs the assets that are rightfully the property of the adviser's clients. Federally registered investment advisers that are publicly traded or subsidiaries of publicly traded companies are particularly susceptible to the competing interests of various factions of the parent company's shareholders. The issue before the Staff in this Proposal is therefore whether Rule 14a-8 may be used to circumvent and undermine the investor protections afforded by the Investment Advisers Act of 1940 ("**Advisers Act**"), the Investment Company Act of 1940 ("**1940 Act**"), and the Employee Retirement Income Security Act ("**ERISA**") to safeguard a client's own assets.

MISCONCEPTIONS AND MISSTATEMENTS IN THE LEWIS LETTER

1. <u>The Company is not authorized to improperly influence or override the fiduciary duties of the FTI Advisers in voting proxies on behalf of the FTI Advisers' clients</u>.

A well understood principle of fiduciary duty under the Federal securities laws as well as under other bodies of law applicable to investment advisers, such as ERISA, is that investment advisers owe each client a duty of care and loyalty with respect to voting proxies of client securities. The Commission has stated that to satisfy its duty of loyalty in this connection, an adviser must cast proxy votes in a manner consistent with the best interest of its client *and must not subrogate client interests to its own.* Recent SEC enforcement actions have held that the failure of an adviser's proxy voting procedures to avoid or mitigate material conflicts of interest in voting proxies is an unlawful act, practice or course of business.[2] The legal authority for these principles was discussed in the Company Letter.

The Lewis Letter states "what is sought [by the Proposal] is a *transparency* and *congruency* between the [C]ompany's seeming emphasis on climate action internally and its seemingly inconsistent proxy voting record." *Lewis Letter*, at 10 (emphasis added). The requirement for both transparency and congruency would, however, force the Company to exert inappropriate and unlawful influence over an asset that does not belong to it; the proxies of client securities.

[2] *See* In INTECH Investment Management LLC, Investment Advisers Act Release No. 2872 (May 7, 2009).

a. Inappropriate and Unlawful Demand for Transparency

To effect its transparency element, the Proposal requires the Company to "list *all* instances of votes cast that appeared to be inconsistent with the company's climate change positions, and explanations of the incongruency." (emphasis added). This means that each time an investment professional employed by the FTI Advisers ("**Investment Managers**") determines to vote against a climate proposal on a particular client's proxy, the Investment Manager must record his or her reasons for the determination with the understanding that those reasons will be scrutinized by the Company, the Company's board of directors (the "**Board**") and the Company's shareholders.

This requirement that the FTI Advisers provide a "published explanation" for every proxy vote against a climate proposal is hardly a "narrow ask." *Lewis Letter*, at 13. Rather, it elevates to primary status a particular issue of interest to a faction of the Company's shareholders that was heretofore subordinate to the FTI Advisers' fiduciary duty to vote proxies in the best interests of their clients. The Proposal thus turns the fiduciary duty requirement on its head. It presupposes that the FTI Advisers *should* vote clients' proxies in favor of climate proposals, and requires the FTI Advisers to justify the exercise of their fiduciary duty for all votes against climate proposals. The Proposal thus conflicts with the legal and fiduciary requirement that an adviser should always vote a client's proxy in that client's best interest, and should never be required to justify to its parent company's board or shareholders why it has acted in accordance with its legal and fiduciary obligations.

The fact that the proxies at issue relate to the important issue of climate change does not override the FTI Advisers' fiduciary obligation to cast proxy votes in a manner consistent with the best interest of its clients nor the Company's obligation not to subrogate the interests of the FTI Advisers' clients to its own. While such subrogation may be welcomed by the Proponent,[3] surely the clients of the FTI Advisers, to which the proxies belong, would not expect it. The Proposal, if implemented, may therefore require the FTI Advisers to disclose this new conflict of interest and the potential negative impact of undue influence stemming from the public disclosure of proxy voting analyses.

The Company therefore believes that requiring a public explanation of votes against climate change proposals would cause the Company to move far beyond its traditional role of providing support to the Investment Managers on ESG-related matters, including climate change, and exert inappropriate and unlawful influence on the Investment Managers' proxy voting decisions. As stated in the Company Letter, the Board lacks the power and authority to take such action and such influence violates federal law and is therefore properly excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

---

[3] According to a 2012 article, Sonia Kowal, the Director of Socially Responsible Investing for the Proponent, told SocialFunds.com, "We're not filing for the resolution's sake, we're trying to get companies to change their practices." *Available at* http://www.socialfunds.com/news/article.cgi/article3462.html. Again in 2013, Ms. Kowal stated, "Our shareholder activism . . . is all done to achieve improvements in companies' behavior." *Available at* http://www.emergingmarketsesg.net/esg/2013/08/02/five-questions-about-sri-weekly-expert-interview-with-sonia-kowal-director-socially-responsible-investing-zevin-asset-management-llc-boston-massachusetts-united-states-of-america/.

In addition, the transparency element of the Proposal, if implemented, would result in public disclosure of information about the voting process of the Investment Managers that is not required to be disclosed by the Federal securities laws and other applicable laws (*e.g.*, ERISA) to which the FTI Advisers are subject and, to the Company's knowledge, is not disclosed by other investment advisers. Requiring the FTI Advisers to provide a detailed explanation and rationale of its individual votes on climate change proposals is an unfair burden to place on the FTI Advisers and the Investment Managers when not uniformly applied across the asset management industry. Further, forcing public disclosure of this proprietary analysis may mislead the FTI Advisers' clients, including retail investors in registered investment companies, to believe that such analysis played a greater role in making investment decisions than it actually did as such an analysis will not be provided for the myriad of other issues that bear on issuer proxies. This potentially misleading disclosure further supports exclusion of the Proposal.

b. Inappropriate and Unlawful Demand for Congruency

To effect its congruency element, the Proposal requires a report that discusses "policy measures that the Company can adopt to help enhance congruency between *its* climate policies and proxy voting." (emphasis added). Yet the Company's climate positions are not appropriate and lawful considerations for the FTI Advisers in voting their clients' proxies. As required by law, the FTI Advisers' proxy voting policies expressly provide that "the officers, directors/trustees and employees of the investment manager and the Proxy Group will not be influenced by outside sources...." The "outside sources" referenced in these policies would, of course, include the Company, the Board and the Company's shareholders (including the Proponent). Up to now, the Company has appropriately circumscribed the level of support it has provided to the FTI Advisers on proxy voting matters in a manner that stopped short of attempting to influence the manner in which the Investment Managers voted proxies in the best interests of their clients. The judgment involved in knowing where to draw the appropriate line between support and inappropriate influence is best left to the Company's management and not a faction of the Company's shareholders.

Accordingly, if the Company's Board were to impose on the FTI Advisers (1) the requirement that the FTI Advisers justify every vote against a climate proposal, and (2) the policy measure called for by the Proposal, the FTI Advisers would be conflicted between the direction of the Board of their corporate parent, on the one hand, to vote proxies in accordance with the Company's policy positions regarding climate change, and on the other hand, the FTI Advisers' clear and overriding legal and fiduciary obligations to vote proxies in the sole best interests of their clients. This would subject the FTI Advisers' proxy voting to the influences of outside sources, precisely the conflicts of interest that their proxy voting policies under Rule 206(4)-6 of the Advisers Act were designed to prevent. Following the dictates of the Proposal would therefore cause the FTI Advisers to violate their fiduciary duty to their clients and the Advisers Act. Contrary to the Proponent's suggestion, there is simply no lawful way that "the Company could decide, in the exercise of its discretion, to initiate review and possible revision of proxy voting guidelines applicable to all subsidiaries to encourage favorable voting on well drafted climate disclosure related proposals regardless of other indicia of individual company or sector risks." *Lewis Letter*, at 11.

Demanding congruency between the Company's statements on climate change and the proxy voting practices would constitute an inappropriate Company influence over the FTI Advisers and is therefore excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

2. The Lewis Letter misapplies the no-action precedent applicable to companies acting for their own proprietary interests to companies, such as the FTI Advisers, acting on behalf of client interests.

The Lewis Letter misapplies the Staff precedent of not supporting requests to exclude climate change proposals under Rule 14a-8(i)(7) by refusing to acknowledge the materially different duties to which investment advisers, such as the FTI Advisers, are subject in voting proxies. As stated in the Company Letter, the Company believes the Proposal is readily distinguishable from precedent such as *PNC Financial Services Group, Inc.* (February 13, 2013) because PNC, unlike FTI Advisers, was acting in a proprietary capacity in its lending, investing and financing activities at issue, and not on behalf of PNC's clients. *Company Letter*, at 6. The Proposal is also distinguishable from *Goldman Sachs Group, Inc.* (February 7, 2011), also referenced in the Lewis Letter as pertaining to companies in the financial sector. The proponent in *Goldman* requested a report disclosing the risk related to climate change developments but, unlike the Proposal, did not seek "congruence" between Goldman's climate policies and Goldman's proxy voting on behalf of clients. The Lewis Letter, however, deems these differences indistinguishable from the Company's position relative to the FTI Advisers. *Lewis Letter*, at 14.

There is a fundamental difference, however, between (1) a shareholder proposal that is directed at an operating company, such as PNC, to influence the disposition of its own assets, and (2) a shareholder proposal that is directed at investment advisers, like the FTI Advisers, which involves the disposition of assets rightfully belonging to the adviser's clients. All of the no-action letters cited by the Proponent in support of the Proposal fall into the first category; none of the cited no-action letters address the second.[4] The reason for this is clear: it is one thing to impose shareholder considerations, even significant social policy issues, on a company with respect to its own assets, policies or operations; it is quite another thing to impose those considerations on the clients or customers of those companies who have no relationship, contractual or otherwise, with the shareholder proponents. The Company therefore continues to believe that the PNC and Goldman letters, which involve companies in the financial sector, are distinguishable from the Company's request and that the Proposal is excludable under Rule 14a-8(i)(7) because it seeks to influence the FTI Advisers' day-to-day management of their clients' assets.

[4] This distinction is particularly relevant to the Proponent's mistaken reliance on no-action letters that address a company's political contributions. *See CVS Health Corp.* (Feb. 16, 2015); *The Home Depot* (March 25, 2011).

3. The FTI Advisers' adherence to ESG principles is not a blanket commitment to support all shareholder initiatives that promote ESG disclosures.

The Lewis Letter incorrectly states that the Company's endorsement of the United Nations' Principles for Responsible Investing ("**PRI**") is a commitment "to support *shareholder initiatives* that promote ESG disclosures...." *Lewis Letter*, at 7. Although the Company has adopted the PRI, the application of these Principles by the FTI Advisers is subject to their fiduciary duties to their clients, as expressly permitted by the PRI. The PRI acknowledges the fiduciary duty of institutional investors to "act in the best long-term interests of our beneficiaries," and therefore limits the application of its six Principles only "where consistent with our fiduciary responsibilities." In adopting the PRI in a public statement issued on April 5, 2013, the Company expressly referenced this important qualification, recognizing that application of these Principles are subject to the FTI Advisers' fiduciary duties to act in the best interests of their clients. In keeping with the requirements of the FTI Advisers' fiduciary duties, the Company leaves it to the Investment Managers to determine how and to what extent to apply the Company's social policies, including the PRI, in determining the best interests of clients in voting their proxies.

The FTI Advisers are therefore constrained in voting on ESG proposals by their fiduciary duty to vote proxies of portfolio companies solely in the best interests of the clients who own the securities. Because these proxies arise from assets belonging to the clients of the FTI Advisers, and not the Company or the FTI Advisers themselves, they cannot be voted in a way that serves any other interests except those of the clients. As a matter of law, the commitment by the FTI Advisers to vote for ESG proposals must be subservient to their fiduciary duties to clients.

4. The Lewis Letter incorrectly characterizes the Company subsidiaries' proxy voting decision making as centralized within a single entity.

The Lewis Letter states that "a single entity under Franklin Resources is driving the [proxy] voting decisions. All of the subsidiaries of the Company, thus, utilize identical proxy voting guidelines regarding ESG and climate related proposals." *Lewis Letter*, at 3. These statements are incorrect. The Proxy Group within Franklin Templeton Companies, LLC ("**Proxy Group**") referenced in the Lewis Letter merely performs administrative tasks related to proxy voting, such as collecting proxies from issuers and their agents, collecting and disseminating to FTI Advisers' third-party proxy voting recommendations from firms such as Institutional Shareholder Services and Glass Lewis, and ensuring that proxy votes are properly recorded with the issuer. The authority to make actual voting decisions on proxies is reserved for the individual Investment Manager or portfolio management team within the various FTI Adviser entities that manage the client account(s) to which the proxy relates. The Investment Manager's or portfolio management team's decision to vote for, against or to abstain from voting proxy proposals are communicated to the Proxy Group for proper recording with the issuer. The Proxy Group has no discretion to make voting decisions and, therefore, actual proxy voting by the Company's subsidiaries is a decentralized function. Further, the proxy voting guidelines of the multiple entities that comprise FTI Advisers are not identical, as stated in the Lewis Letter. It is therefore possible that portfolio managers or portfolio management teams managing different client accounts may make different voting decisions on the same proposal.

CONCLUSION

The Company reiterates the additional reasons for exclusion described in the Company Letter but not discussed in this letter and respectfully requests, based on the information herein and therein, that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2016 Proxy Materials.

Please do not hesitate to call me at (215) 564-8173 or email me at mdiclemente@Stradley.com if you require additional information or wish to discuss this submission further. Correspondence regarding this letter should be sent to mdiclemente@Stradley.com and to the Proponent at Sonia@zevin.com.

Thank you for your attention to this matter.

Sincerely,



Matthew R. DiClemente

cc: Sanford J. Lewis (sanfordlewis@strategiccounsel.net)
Sonia Kowal, Zevin Asset Management (Sonia@zevin.com)
Steven Schueth, First Affirmative Financial Network (via FedEx)
Jeffrey W. Perkins, Friends Fiduciary Corporation (via FedEx)
Craig Tyle, Franklin Resources (Ctyle@frk.com)
Maria Gray, Franklin Resources (Mgray@frk.com)

SANFORD J. LEWIS, ATTORNEY

October 28, 2015
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Franklin Resources, Inc. Regarding Report on Climate Change Policy and Proxy Voting Congruency filed by Zevin Asset Management, LLC on Behalf of Diane and Alan Fairbanks

Ladies and Gentlemen:

Zevin Asset Management, LLC has submitted a shareholder proposal (the "Proposal") to Franklin Resources, Inc. ("Franklin" or the "Company") on behalf of its clients, Diane and Alan Fairbanks (the "Proponents"), who are the beneficial owners of common stock of the Company.[1] I have been asked by the Proponents to respond to the letter dated October 2, 2015 sent to the Securities and Exchange Commission Division of Corporation Finance by Matthew R. DiClemente of Stradley Ronon Stevens & Young, LLP (the "Company letter"). In that letter, the Company contends that the Proposal may be excluded from the Company's 2016 proxy statement by virtue of Rule 14a-8(i)(7), Rule 14a-8(i)(6), Rule 14a-8(i)(2), and Rule 14a-8(i)(10).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the relevant rules, it is my opinion that the Proposal must be included in the Company's 2016 proxy materials and that it is not excludable by virtue of those rules.

A copy of this letter is being emailed concurrently to Matthew R. DiClemente of Stradley Ronon Stevens & Young, LLP.

SUMMARY

The Proposal asks the Company to issue a climate change report to shareholders assessing any incongruities between the proxy voting practices of the Company and its subsidiaries within the last year and any of the Company's policy positions regarding climate change; list and explain any instances of

[1] The Proposal was co-filed by First Affirmative Financial Network, LLC ("FAFN"), on behalf of its client, Waterglass, LLC, and Friends Fiduciary Corporation ("FFC").

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

votes cast that appeared to be inconsistent with the Company's climate change positions, and discuss policy measures that the Company can adopt to help enhance congruency with existing policy positions.

The Company letter has largely duplicated its 2014 arguments without substantial evaluation of material differences in the current Proposal. The Company letter asserts that the Proposal is excludable under Rule 14a-8(i)(7), as ordinary business. Although prior Staff decisions allowed exclusion of proposals seeking broad review of proxy voting practices, the narrow focus of the present Proposal addresses a subject matter that is recognized by the Staff, the Company, and its shareholders as one of the most significant policy issues of our time, climate change. In addition, the Company has a clear nexus to this significant social policy issue by virtue of its adoption of the UN Principles for Responsible Investment and its own stated ESG policies and principles. The Proposal does not seek to micromanage the Company but, rather, raises issues in a manner that affords substantial discretion regarding any changes to Company policies or procedures. Therefore the Proposal is not excludable under Rule 14a-8(i)(7).

Further, although the Company attempts to mischaracterize the Proposal as a heavy-handed directive to the parent to modify proxy voting guidelines of its subsidiaries, the Proposal is appropriately respectful of the limitations both of the shareholders in relation to the Company, and of the Parent company vis-à-vis its subsidiaries. The Proposal neither requests specific action by the Company that would be outside of its authority, nor action that interferes with subsidiaries' fiduciary duties. Instead, it requests analysis of incongruities and the adoption of any form of policy that may increase alignment and decrease incongruities. This could include, for example, a management policy of support to secure access to additional data sources on industry sector risks related to climate change, including estimation of GHG emissions attributable to its investments, or other relevant climate risks to be integrated into the subsidiaries' proxy voting decision-making. Therefore, the objections regarding authority or legal violations are inaccurate.

Finally, the Company has not substantially implemented the Proposal. The Proposal requests the Board's analysis of any votes cast that appeared to be inconsistent with the Company's public climate change positions, and explanations of the incongruence culminating in a report which analyzes potential policy options for improving congruency. The existing disclosures of proxy voting guidelines and votes have not substantially addressed these requests; instead, the low votes and opaque rationale have demonstrated why the analysis and reporting requested is appropriate.

BACKGROUND

The Company asserts at the outset that the Proposal is a mere variation of a proposal submitted last year. The Company letter simply repeats last year's arguments without due consideration of the language of the new proposal and distorts the language and meaning of the Proposal in order to find grounds for exclusion. In particular, the Company's letter mischaracterizes the Proposal as a demand for the parent company to alter the proxy voting guidelines of its subsidiaries, or to direct the subsidiaries as to how to vote on specific proxy resolutions. These interpretations are inconsistent with the plain language of the Proposal. The language of the resolve clause states:

Resolved: Shareowners request that the Board of Directors issue a climate change report to shareholders by September 2016, at reasonable cost and omitting proprietary information. The report should assess any incongruities between the proxy voting practices of the company and its subsidiaries within the last year, and any of the company's policy positions regarding climate change.

This assessment should list all instances of votes cast that appeared to be inconsistent with the company's climate change positions, and explanations of the incongruence. The report should also discuss policy measures that the company can adopt to help enhance congruency between its climate policies and proxy voting.[2]

Note that the Proposal is addressed to *(1) a single social policy issue, climate change, and (2) requests vote by vote analysis of any incongruities between votes and the company's climate positions,* and (3) the Proposal does not affirmatively request *any change* to existing voting practices, but merely requests a discussion of policy measures that the Company *might* adopt to "enhance congruity between its climate policies and proxy voting." As will be discussed further below, there is much the Company *might* do short of ordering changes in proxy voting by its subsidiaries.

Structure of Company and proxy voting decision making

The Company notes in its report to the Carbon Disclosure Project that:

Franklin Resources, Inc. is a global investment management organization operating as Franklin Templeton Investments (Franklin Templeton). Franklin Templeton has an extensive global presence, including offices in 35 countries and clients in more than 150 countries. Franklin Templeton manages investment vehicles for individuals, institutions, pension plans, trusts, partnerships, and other clients. [emphasis added]

The proxy voting guidelines of the subsidiaries are posted on the parent company's website.[3] Franklin Resources Inc. has delegated proxy-voting responsibilities for all of its subsidiaries to a single entity, Franklin Templeton Inc. As stated in the identical proxy voting guidelines published for each of the subsidiaries, each Investment Manager:

[H]as delegated its administrative duties with respect to voting proxies for equity securities to the Proxy Group within Franklin Templeton Companies, LLC (the "Proxy Group"), a wholly-owned subsidiary of Franklin Resources, Inc. Franklin Templeton Companies, LLC provides a variety of general corporate services to its affiliates, including, but not limited to, legal and compliance activities. Proxy duties consist of analyzing proxy statements of issuers whose stock is owned by any client (including both investment companies and any separate accounts managed by Investment Manager) that has either delegated proxy voting administrative responsibility to Investment Manager or has asked for information and/or recommendations on the issues to be voted.

Thus, a single entity under Franklin Resources is driving the voting decisions. All of the subsidiaries of the Company, thus, utilize identical proxy voting guidelines regarding ESG and climate related proposals. These guidelines provide:

---

[2] The full text of the proposal is attached as an appendix.

[3] https://www.franklintempleton.com/retail/pages/generic_content/home/proxy/proxy_policy_main.jsf

Environmental and Social Issues: The Investment Manager considers environmental and social issues alongside traditional financial measures to provide a more comprehensive view of the value, risk and return potential of an investment. Companies may face significant financial, legal and reputational risks resulting from poor environmental and social practices, or negligent oversight of environmental or social issues. Franklin Templeton's "Responsible Investment Principles and Policies" describes Investment Manager's approach to consideration of environmental, social and governance issues within Investment Manager's processes and ownership practices.

In Investment Manager's experience, those companies that are managed well are often effective in dealing with the relevant environmental and social issues that pertain to their business. As such, Investment Manager will generally give management discretion with regard to environmental and social issues. However, in cases where management and the board have not demonstrated adequate efforts to mitigate material environmental or social risks, have engaged in inappropriate or illegal conduct, or have failed to adequately address current or emergent risks that threaten shareholder value, Investment Manager may choose to support well-crafted shareholder proposals that serve to promote or protect shareholder value. This may include seeking appropriate disclosure regarding material environmental and social issues. Investment Manager will review shareholder proposals on a case-by-case basis and may support those that serve to enhance value or mitigate risk, are drafted appropriately, and do not disrupt the course of business or require a disproportionate or inappropriate use of company resources.

Rationale for the Proposal

The Proposal reads:

Many resolutions on the topic of climate change voted on by FR [Franklin Resources] simply asked for more disclosure. According to public fund voting records, over the past few years funds managed by subsidiaries of FR voted against the vast majority of these resolutions, in contrast to funds managed by investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them.

The Proponents filed the Proposal to encourage the Company and its subsidiaries to be more thorough and transparent in making decisions on climate related proposals, and to encourage the Company to reconcile its various positions. As demonstrated within the guidelines quoted above, a decision on whether or not to support a climate related proposal appears to hinge on three possible findings

1) whether the company in question has engaged in known improprieties or illegal conduct;
2) if current or emergent climate risks threaten shareholder value;
3) if the proposal in question is "drafted appropropriately" and would neither to disrupt the business nor require a disproportionate or inappropriate use of resources.

At present the Company's subsidiaries vote against a MAJORITY of climate proposals. It is impossible to discern whether the Board views these votes as congruent with its existing climate policies, and further, which of the three determinations above drove the decisions to vote "no."

Was the Company's current framework for risk analysis the basis for concluding that no material climate risks were posed by those companies? Is that framework adequate to properly gauge risks posed by climate change? Is the Company neglecting data that's causing so many other funds to support these proposals? Or were the climate proposals rejected because they were poorly drafted or deemed too expensive?

The Company's purports to be attentive to issues of climate change

The Company itself has noted its engagement on climate issues, stating its commitment to integrating climate and environmental issues into its investment strategies in its responses to the Carbon Disclosure Project, of which some relevant questions and answers are reproduced below:[4]

> Q: Please describe the process of how climate change is integrated into your business strategy and any outcomes of this process.
>
> * * *
>
> With regard to investment products, in 2012 Franklin Templeton established a team focused on Environmental, Social, and Governance (ESG) risks as a part of the Performance Analysis and Investment Risk (PAIR) group. The ESG team partners with Investment Managers to enhance the integration of ESG considerations in the investment process in order to manage risk and increase returns, as ESG issues like natural resource scarcity, hazardous waste disposal, climate change...and shareholder rights can impact the performance of securities...
>
> * * *
>
> [T]he company has committed resources to establish the team focused on ESG risks to support our investment professionals and enhance integration of ESG considerations in the investment process... [emphasis added].
>
> [E]nsuring that ESG risks, including those specifically related to climate change, are incorporated into the investment teams' bottom-up approach to research and investing will guarantee that the impacts of future climate change-related developments, both regulatory and physical, are evaluated and quantified appropriately...
>
> As an organization, Franklin Templeton's objective is to provide long-term and sustainable risk-adjusted investment results for its clients. **Franklin Templeton's fundamental bottom-up approach to investing, which takes climate change-related factors into consideration, gives the company a competitive advantage by managing risk and opportunities within portfolios and attracting investors...** [emphasis added].

Throughout the above answers the Company has gone to lengths to describe the ESG team and its integral role in working with the PAIR group in projecting out the effects of climate change and how changes in regulations and climate might affect current and future investments. The Company is correct

[4] 2014CDPResponse https://www.cdp.net/sites/2014/84/6684/Investor%20CDP%202014/Pages/DisclosureView.aspx

in its assertion that various environmental factors must be considered in order to accurately project the risk associated with any prudent investment, indeed such an analysis falls within an investment manager's fiduciary duties owed to their clients.

Which begs the question why the Company is so resistant to conducting an analysis of how existing policies and practices resulting in proxy voting against most climate proposals reconcile with this approach to ESG risks to manage "risks and opportunities within portfolios and attract investors."

Endorsement of the United Nations Principles for Responsible Investment

The Company's endorsement of the United Nations Principles for Responsible Investment demonstrates a seemingly important and visible international commitment to *proactive* governance of climate issues on behalf of the Company.

The United Nations Principles for Responsible Investment Initiative[5] (UNPRI) is a network of international investors working together to put six core Principles for Responsible Investment into practice. The Principles, devised by the investment community, reflect the view that environmental, social and corporate governance (ESG) issues can affect the performance of investment portfolios and therefore *must* be given appropriate consideration by investors if they are to fulfill their fiduciary duties. The Principles provide a voluntary framework by which all investors can incorporate ESG issues into their decision-making and ownership practices and so better align their objectives with those of society at large.

Included among these principles are the following:

Principle 3: We will seek appropriate disclosure on ESG issues by the entities in which we invest.

UNPRI notes that possible actions for implementing this include:

Ask for standardized reporting on ESG issues (using tools such as the Global Reporting Initiative)

Ask for ESG issues to be integrated within annual financial reports

Ask for information from companies regarding adoption of/adherence to relevant norms, standards, codes of conduct or international initiatives (such as the UN Global Compact)

Support shareholder initiatives and resolutions promoting ESG disclosure

Principle 5: We will work together to enhance our effectiveness in implementing the Principles.

[5] http://www.unpri.org/about-pri/the-six-principles/http://www.unpri.org/about-pri/the-six-principles/

Possible actions described by UNPRI under this principle include:

> Support/participate in networks and information platforms to share tools, pool resources, and make use of investor reporting as a source of learning
>
> Collectively address relevant emerging issues
>
> Develop or support appropriate collaborative initiatives

By endorsing the UNPRI the Company has made a public, international commitment to keep learning and advancing in this area, and, most importantly, to support *shareholder initiatives* that promote ESG disclosures, which is the very essence of the current Proposal. These commitments are consistent with the Proposal's request for the Company to evaluate its own efforts to address threats posed by climate change and to ensure shareholders and investors that the Company is making responsible, well informed, and most importantly good, investments.

The endorsement of UNPRI in particular seems incongruent with the Company's record of voting against most climate proposals.

Summarizing: policy statements prioritize climate change for risk, reputation and attraction of investors

The Franklin Templeton Environmental Policy Statement, posted on the company's corporate social responsibility website, acknowledges that the Company's responsibility as a "corporate citizen" to operate in an "environmentally responsible manner" and to regularly review its policy to ensure that "we continue to operate in an environmentally conscious manner." The policy describes various aggressive measures to conserve energy and protect the climate in its own operations, but also focuses on climate change as an issue requiring attention on individual securities and across portfolios:

> Climate change topics have been incorporated into the company's enterprise and investment risk assessment processes for analyzing environmental, social, and governance-related issues for individual securities and across portfolios.

Throughout the environmental policy statement and on its environmental policy webpage[6] the company has elevated the issue of climate change related concerns and attention, highest among all environmental issues. It seems, from the environmental policy statement, to be the only issue that commanded so much discussion. Management also made it clear that it is attentive to climate change as an issue in its investments — both individual securities and across portfolios. In its response to the Carbon Disclosure Project, the company notes that executives who participate in the enterprise risk management program are incentivized based on climate related risk reductions:

> Through their membership on the Enterprise Risk Management Committee (ERMC), the corporate executive team is responsible for ensuring that processes are in place to identify and manage opportunities and risks to the company's offerings and assets, which may include risks related to

[6] http://www.franklinresources.com/corp/pages/carousel/about_us/corpCitizenship.jsf#Carousel=li4

> climate change. Financial compensation awarded to an executive takes into account his or her successful management of such responsibilities.

On its environmental webpage the Company further notes:

> Our investment professionals employ a bottom up approach and use fundamental analysis to assess all risk factors associated with each investment opportunity, which can include issues related to climate change and controlling environmental impact. This fundamental analysis allows our investment professionals to identify both risks and opportunities that are emerging due to climate change.[7]

The company statements taken together statement provide a clear recognition that environmental issues in general, and climate risks in particular, are relevant to the company's reputation as a corporation that recognizes its "corporate citizenship" responsibilities and relevant to the Company's ability to attract investors. Climate and energy conservation is the single issue that occupies the greatest amount of space and attention, from which one could infer that it is a priority environmental issue for the Company either as matter of investment strategy, or at a minimum, as important to its reputation.

<u>Low Company support for climate related proposals</u>

Given this attention to climate change, it is surprising to discover that the Company ranks near the bottom of mutual fund sector proxy voting support on climate change proposals. The company voted in favor of 14% of climate related proposals, compared with votes in the 70% plus range for many competitors. The chart below shows Franklin Templeton's position in voting record on climate proposals compared with other major mutual fund companies.

[7] http://www.franklinresources.com/corp/pages/carousel/about_us/corpCitizenship.jsf#Carousel=li4


Mutual Fund Families' Support for Climate-Related Resolutions 2014-2015

Chart provided by CERES

Further, FTI voted against many Proposals in climate-sensitive sectors such as fossil fuel companies and utilities:

> <u>Fossil fuel companies</u>
> Valero GHG goals 39.6% support
> Occidental Petroleum, Methane emissions and flaring reso, 33% support
>
> <u>Utility companies</u>
> Great Plains Energy, GHG Goals Reso 33.6% support
> PPL Corp, Report on GHG reduction, 33.5% support

One is unable from the company's proxy voting policies to know why the overall supporting vote level is so low. Shareholders might speculate whether the company's investment by investment risk analysis process has concluded that climate change only represents a relevant risk in 14% of its investments, whether the Company's failure to estimate the carbon footprint of its investments is hobbling this analysis, whether the company's analysts disapprove of how most climate proposals are drafted, or whether the company has concluded that the actions sought in climate proposals will be disruptive or undermine near-term profits. The current outcome lacks needed transparency in clarifying the basis for these low votes.

The proponents and the Proposal recognize that the Company and its subsidiaries must make their own risk assessments, and there is no expectation under the Proposal that the company will "follow the pack" and vote identically with other mutual funds. Instead, what is sought is a transparency and congruency between the company's seeming emphasis on climate action internally and its seemingly inconsistent proxy voting record.

<u>**The request for better disclosure of the rationale for so many votes against climate proposals is a request for material information relevant to decision-making by many investors.**</u>

The Proponent, and many other investors, have every reason to inquire as to why the Company's voting record is so low on climate proposals, and to understand and assess whether this company is in fact engaging in proactive management of climate issues to the extent asserted by its various proclamations. Indeed, given the competitive landscape of mutual funds demonstrated by the above chart, investors such as the Proponents may view the information contained in the requested analysis to be material information in determining whether or not to buy or sell shares in the Company.

<u>**Analyzing policy measures to enhance congruency**</u>

The supporting statement of the Proposal reads, "[T]he report should also discuss policy measures that the company can adopt to help enhance congruency between its climate policies and proxy voting." Note that this language does not state that the Company must order its subsidiaries to vote in favor of proposals under the existing guidelines, nor does it request a change to proxy voting guidelines or any other specific measure. Instead, it provides the Company with the discretion to identify *any* potential policy measures that can be taken to improve congruency. The Proposal is therefore best categorized as a request to open a more informed dialogue on investment practices as it relates to climate change and environmental issues, as opposed to a heavy handed command to materially change the existing operation.

Actions at other companies show an array of possible "policy measures" that can enhance congruency, and perhaps lead to more favorable and informed votes on climate related proposals.

- The Company could change its climate statements to state specifically that despite its work on reducing climate impacts through internal operational measures, it prefers to allow companies it invests in to make its own determinations regarding whether or not the long-term risks related to climate change merit proactive responses.

- The Company could establish a policy to ensure that a more probing analysis is done with regard to each vote taken, providing a template or guidelines for information to consider in determining whether climate related risks are a threat to shareholder value.

- The Company could commit to quantifying the carbon footprint of its investments, and ensure that that data is utilized in considering whether climate poses a material risk to individual companies or sectors. In contrast to its allocation of the PAIR team to aid subsidiaries in tracking risks related to climate change and to reflect those risks in its decision-making, buried in the Company's responses to the Carbon Disclosure Project for 2014 is a line item for disclosure of its estimate of GHG emissions from its investments. **The company has simply noted in response that such an estimate is "relevant, not yet calculated." See Appendix 2.**[8]

- The Company could consult with other endorsers of the UNPRI in assessing which climate related shareholder proposals are well drafted and adequately protective of shareholder value.

- Without changing its proxy voting guidelines, the company could adopt a policy statement affirming that for most investments, or investments in certain specified sectors, climate change may pose material risks, and disclosure regarding whether proactive actions are being taken to reduce climate impacts will often be appropriate. A case-by-case analysis of proposals and companies could still be appropriate within this recognition adhering rigorously to the existing guidelines.

- Although the Proposal does not mandate or demand it, the Company could decide, in the exercise of its discretion, to initiate review and possible revision of proxy voting guidelines applicable to all subsidiaries to encourage favorable voting on well drafted climate disclosure related proposals regardless of other indicia of individual company or sector risks.

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[8] Notably, the Company has not endorsed the Montréal Principles under which a growing number of investment companies have committed to measuring the carbon footprint of their investments. http://montrealpledge.org/how-to/the-five-steps/ This includes market leaders such as HSBC Global Asset Management and several major pension funds that may be potential or actual investment clients of the Company.

ANALYSIS OF COMPANY ARGUMENTS

Based on the foregoing and SEC Staff precedents, none of the company's objections provide any reasonable basis for exclusion of the Proposal.

I. The subject matter of the Proposal is the significant social policy issue of climate change and therefore the Proposal may not be excluded under Rule 14a-8(i)(7) as relating to ordinary business.

The Company argues that the Proposal deals with a matter of ordinary business. It bases this claim on two core premises: (1) that the Proposal "relates to day to day management", and (2) that the Proposal "relates to ordinary business issues".

The Company properly notes that Staff Legal Bulletin 14E confirmed that the Staff, in evaluating whether a proposal is excludable under Rule 14a-8(i)(7), would consider whether the subject matter giving rise to the Proposal is a transcendent social policy issue. If so, the Proposal would not be excludable. The Company has misapplied the applicable standards.

The Company, in its letter, attempts to twist the subject matter of the Proposal into a focus upon materially altering proxy-voting practices of subsidiaries rather than seeking a review of Company actions as they relate to climate change. Through such mischaracterization the Company seeks to treat the Proposal as essentially identical to last year's distinct and sweeping proposal.

> Although this year's Proposal is cloaked in the form of a climate change report, it is seeking the same substantive assessment of the FTI Advisers' proxy voting record as the 2014 Proposal. [emphasis added]. *Company letter*, page 4.

Comparing the language of the 2014 and 2015 shareholder proposals reveals their differences, and necessitates a different outcome in this no action request. The proposal in 2014 stated in its resolved clause:

> Shareholders request the Board to initiate a review of Franklin Resources' Proxy Voting policies and practices, taking into account Franklin Resources' own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented.

In contrast, the current Proposal asks for Board review of the alignment of existing policies solely as they relate to climate change:

> Shareowners request that the Board of Directors issue a climate change report to shareholders... The report should assess any incongruities between the proxy voting practices of the company and its subsidiaries within the last year, and any of the company's policy positions regarding climate change.

> This assessment should list all instances of votes cast that appeared to be inconsistent with the company's climate change positions, and explanations of the incongruence. The report should also discuss policy measures that the company can adopt to help enhance congruency between its climate policies and proxy voting.

The Company has parroted its arguments from last year, with little attention to differences in the current Proposal. Last year's proposal was broad brush, with the subject matter focused on *all environmental and corporate responsibility proposals*. Although it was the proponent's position that votes on all of those issues represent significant social policy issues that transcend ordinary business, the Staff did not choose to recognize the subject matter of that proposal as addressing a transcendent social policy issue. Additionally, last year's proposal sought action in the form of sweeping review of the company's *entire* array of proxy voting policies and practices. The Company successfully argued that such a review addresses the ordinary business of the Company... in essence, that such review would expect to be conducted in due course as part of its everyday operations. The Company argues this time that the Proposal is again directed to proxy voting as the subject matter:

> Just as "the ordinary business operations of an investment company include buying and selling portfolio securities," justifying the exclusion of a social policy proposal in CREF 2011, so too does the ordinary business operations of an investment adviser include voting proxies. Company letter, page 5.

In contrast to the Company's assertions, the current Proposal contains a narrow ask, a review and published explanation of incongruities between proxy voting practices and the Company's positions regarding climate change. This narrow review, focused on a single transcendent policy issue is not a subject matter of ordinary business.[9]

The Staff has long recognized that matters related to policies on climate change address a significant policy issue and, therefore, generally are not excludable under Rule 14a-8(i)(7).[10] The fact that the Proposal focuses on the company's proxy voting practices as they affect its positions on climate does not render this issue excludable where shareholders seek additional disclosure and attention to this significant policy issue. The Staff has repeatedly come to the conclusion that proposals in the financial sector that relate to climate change are not excludable as ordinary business even though the proposals address aspects of those businesses that might otherwise be deemed ordinary business. *Goldman Sachs Group, Inc.* (February 7, 2011) (proposal requesting report disclosing the business risk related to

[9] Similar requests for proposals relating to analysis of incongruity between a company's political contributions and its public policy positions have been found to be not excludable under Rule 14a-8(i)(7). *The Home Depot* (March 25, 2011).

[10] For example, the Staff determined the following resolutions, which focused on climate change or GHGs, submitted to utility companies transcended ordinary business: Dominion Resources (February 27, 2014) (report on using biomass as a key renewable energy and climate mitigation strategy); Devon Energy Corp. (March 19, 2014) (report on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long-and short-term financial and operational risks to the company); and, NRG Inc. (March 12, 2009) (report on how the company's involvement with the Carbon Principles has impacted the environment). Further Staff determinations finding climate change proposals submitted to non-utility companies as transcending ordinary business include: Exxon Mobil Corp. (March 23, 2007) (adopt quantitative goals for GHG reduction); Exxon Mobil Corp. (March 12, 2007) (adopt policy to increase percentage of renewables in generation portfolio); General Electric Co. (January 31, 2007) (create report on global warming);

developments in the political, legislative, regulatory and scientific landscape regarding climate change not excludable as ordinary business). [11]

In *PNC Financial Services Group, Inc.* (February 13, 2013) the proposal requested a report to shareholders assessing greenhouse gas emissions resulting from the Company's lending portfolio and its exposure to climate risk in its lending, investing and financing activities. It was found not excludable despite the company's assertion it related to ordinary business).[12] Franklin, now, attempts to distinguish the PNC decision noting that PNC did not have a "fiduciary duty" at stake.

> We believe that the Proposal is readily distinguishable from the circumstances at issue in PNC Financial Services Group (Feb. 13, 2013) ("PNC") because, unlike the FTI Advisers, PNC was not subject to a legal and fiduciary obligation to act in the best interests of its clients in its lending, investing and financing activities. *Company letter* page 6.

Yet, quite to the contrary, PNC inevitably had numerous fiduciary duties at stake in making decisions about climate change risk in lending, investing and financing. The Company made a substantial argument that lending, investing and financing activities and all essential management issues relating to ordinary business.

In Franklin's instance, decisions on proxy voting represent a key strategy available to communicate with its investments on climate related risk. As such, the PNC decision is a relevant precedent and not distinguishable on the grounds asserted. Both in PNC and in the present Proposal, there is no sense that the company's ordinary business operations will be micromanaged, rendered inflexible or otherwise interfered with by implementation of the shareholder proposal. There is no indication whatsoever that the Proposal is asking the management of the Company to override the financial interests of clients and support climate change proposals at any cost.[13]

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[11] The Staff precedents in Goldman Sachs (February 7, 2011 and March 1, 2011) reversed the prior staff position and found that proposals at a financial institution on climate change were not excludable as ordinary business, regardless of whether they related to an analysis of risk to the environment (March 1, 2011) or an analysis of climate related business risk to the firm (February 7, 2011). (The March 1, 2011 no action letter noted that the second of these proposals was duplicative with the first, and that the company was not obliged to publish both of those proposals on that year's proxy.) Goldman Sachs (February 7, 2011) related to a proposal requesting the board of Goldman Sachs prepare a report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change. Again, the Company argued unsuccessfully that the proposal was excludable under Rule 14a-8(i)(7).

[12] Resolved: Given the broader societal implications of climate change, shareowners request that the Board of Directors report to shareholders by September 2013, at reasonable cost and omitting proprietary information, PNC's assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing, and financing activities.

[13] Goldman and PNC reversed a series of mid-2000 staff decisions allowing exclusion under Rule 14a-8(i)(7) when climate issues were raised with financial institutions. The mid-2000's staff decisions in Wachovia Corporation (January 28, 2005), American International Group Inc. (February 11, 2004), and Chubb Corporation (January 25, 2004) were reached prior to Staff Legal Bulletin 14 E as well as the Guidance on climate disclosure. These prior cases failed to find a significant policy issue and/or a nexus to the companies receiving the proposals. Today, the significant policy issue has now been acknowledged and the nexus to the Company is clear.

The primary focus of the Proposal on a core business practice, in this instance, proxy voting, does not make the Proposal excludable since the topical focus is a significant policy issue *i.e.*, climate change. The newly issued Staff Legal Bulletin, SLB 14H (CH) makes the distinction clear between an underlying subject matter focus – in this instance, climate change – and the core "nitty gritty" business practices that may well be touched upon in addressing that issue, in this instance, proxy voting practice:

> [T]he Commission has stated that proposals focusing on a significant policy issue are not excludable under the ordinary business exception "because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7). [14]

Most proposals on climate change seek an increase in disclosures to shareholders relating to climate risks, a strategy which the Commission has endorsed as a core investor strategy for climate. The Commission's focus on climate as a significant policy issue meriting disclosure was amplified by its February 8, 2010 Climate Change release "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters" (Release Nos. 33-9106; 34-61469; FR-82), in which the SEC explained that climate change had become a topic of intense public discussion as well as significant national and international regulatory activity. The guidance cites numerous state and federal regulatory activities, including the California Global Warming Solutions Act, the Regional Greenhouse Gas Initiative, the Western Climate Initiative, the Clean Energy Jobs and American Power Act of 2009, and EPA's greenhouse gas reporting program. The disclosure guidance was needed, according to the Commission, because "the regulatory, legislative and other developments described could have a significant effect on operating and financial decisions."

<u>**The social policy issue of the Proposal has a clear nexus to the Company.**</u>

As stated by the Staff in Section B of *Staff Legal Bulletin No. 14E* (Oct. 27, 2009):

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.

Franklin has very publicly staked its reputation on its concern for climate issues through its international commitments and public statements, while lauding itself for doing so.[15] The Company presumably made these commitments not just to look good to the international investment community, but because it made good business sense; it was an opportunity to become an international investment leader in the burgeoning clean technology and energy industries. This Proposal seeks a review of these

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[14] http://www.sec.gov/interps/legal/cfslb14h.htm

[15] "An Integrated Approach to Managing ESG Opportunities and Risk," Franklin Templeton Distributors, Inc., 2014, available at: https://www.franklintempleton.com/share/pdf/lit/FTI-ESGB2.pdf

commitments and is yet another opportunity for the Company to further that reputation as a leader.

In contrast, the Company's record of voting against most climate proposals threatens to undermine the reputation it seeks to reinforce through those commitments.

<u>The Proposal does not micromanage the Company</u>

The proposal does not micromanage the Company's policies or practices. The Proponents are well aware that it is not a simple matter to change proxy-voting guidelines, which is why there is no mandate or implication in the resolution that the Company must do so. Instead the Proposal leaves it to the discretion of the Company to determine both whether there are incongruities and what kind of policies are appropriate for the parent to adopt to bring greater alignment. The Proposal as framed recognizes the existing proxy voting guidelines and assumes nothing about whether or not they will be changed. It might be that alignment could occur in improved implementation of those existing guidelines rather than significant alteration.

For example, the policy role of the parent company might be to ensure that relevant, accurate climate information is available to and utilized by subsidiaries in assessing risk from climate change on its individual investments, including accessing relevant databases and resources for the subsidiaries' decision-making. As noted in the background section, above, this could include better information on the carbon footprint of each of its investments. This is consistent with and would build upon the existing approach described in its CDP response above of dispatching a companywide PAIR team to help assess ESG risks, and a far cry from directing how subsidiaries must vote on a specific proposal.

Yet, the Company letter implies that only a black-and-white kind of response is possible to the request of the Proposal. The Company erroneously asserts that the only possible response to the Proposal is to drastically alter the proxy voting guidelines and require uniform voting in favor of climate proposals. In no place does the Proposal suggest or imply such a posture.

II. If implemented, the Proposal would not require the Company to take actions for which the Company lacks the power or authority.

The Company argues that it is merely a holding company, has no clients and does not invest client assets, and therefore lacks the power and authority to undertake the actions requested by the Proposal.

The Company describes its business in its letter:

> The Company is a holding company for a global investment management organization known as Franklin Templeton Investments. It has an extensive global presence, including offices in 35 countries and clients in more than 150. Its common stock is listed on the New York Stock Exchange under the ticker symbol BEN. Its business is conducted through its subsidiaries, including investment advisers (the "FTI Advisers") that are registered with the Commission under

the Investment Advisers Act of 1940, as amended (the "Advisers Act"). *Company letter*, page 2.

In notable contrast, the Company notes in its report to the Carbon Disclosure Project that:

> **Franklin Resources, Inc. is a global investment management organization operating as Franklin Templeton Investments (Franklin Templeton).** ....Franklin Templeton manages investment vehicles for individuals, institutions, pension plans, trusts, partnerships, and other clients. [emphasis added]

The Company letter expressly recognizes that the ***Company*** adopted the United Nations' Principles for Responsible Investing (the "U.N. Principles"), which only makes sense if it applies to its management of its subsidiaries. *Company Letter*, page 14. If the Company does not work in conjunction with its subsidiaries to coordinate investment strategies then why does it purport to do so through the single operational unit known as Franklin Templeton Investments?

Franklin's arguments as to its inability to act on elements of the Proposal amount to a self-contradicted assertion that it lacks the power or authority to manage risk and open dialogue with its subsidiaries in order to discover whether or not they are intelligently making decisions as it relates to a single, albeit vital, issue, climate change. If this were true then shareholders and investors have more to be worried about than the issue presently offered by the Proponents.

The Company has both the power and the authority to review entity wide policies and practices as it relates to risk assessment on climate change, including in proxy voting.

The Company also states that because the Proposal is addressed to "the proxy voting practices of the company and its subsidiaries" it is asking for the Company to do something that it lacks power or authority to do – i.e. that the parent company itself has no proxy voting practices.

> The Proposal is directed to "the proxy voting practices of the [C]ompany and its subsidiaries. . . ." The Company has no proxy voting policies or practices, however, because as a holding company it has no clients and votes no proxies on their behalf. The public filings of the Company, the FTI Advisers and the Funds all make clear that the Company is merely a holding company. For example, under Item 1 of the Company's 2014 Form 10-K, the Company clearly states: "Our business is conducted through our subsidiaries, including those registered with the U.S. Securities and Exchange Commission ... as investment advisers under the Investment Advisers Act of 1940. . . ." Neither the Company nor its Board can conduct a review of proxy voting policies or practices that the Company does not have, and the Company and the Board therefore lack the power to conduct the review of the Company's proxy voting practices advocated by the Proponent. *Company letter*, page 8.

Here, the Company is playing semantics. The proxy voting practices of the subsidiaries ARE the proxy voting policies of the Company. The structure of the Company makes that clear, including items quoted above from Franklin's own publications.

III. The Company and its Board would not violate federal law in implementing the Proposal, which would not alter the advisory contracts between the FTI Advisors and their clients nor be in violation of the FTI Advisors' legal and fiduciary duties to their clients.

The Company argues that the Investment Advisers Act of 1940, as amended, imposes a fiduciary duty on its subsidiaries to act in the best interests of their clients and that the respective funds should vote on issues relating to their investments, and that there is a conflict of interest between parent and subsidiaries in implementing the Proposal. For instance, the Company notes:

> Rule 14a-8(i)(2) permits a registrant to omit a proposal from its proxy materials if implementation of the proposal would cause the registrant to violate federal law. A proposal may also be excluded under Rule 14a-8(i)(6) if the company would lack the power or authority to implement the proposal. Because the ultimate effect of the Proposal would cause the FTI Advisers to violate federal law, the Company does not have the legal power or authority to impose the requirements of the Proposal on the FTI Advisers, and the FTI Advisers do not have the legal power or authority to violate federal law even if directed to do so by the Company. *Company letter*, page 11.

The Proposal does not require the Company to conform client voting to any guidelines. The Proposal is a request to the Board to identify any incongruities between the Company's stated policies on climate change and its proxy voting practices, and to identify any policies that could be established by the management that might reduce inconsistencies. The Proposal does not detail what policies or procedures, if any, would be adopted, but limits action to those actions the Company *can* take.

The Proposal certainly anticipates that the Board would review its policies and procedures referred to in the Proposal by taking into account the fiduciary duties owed by its subsidiaries under Federal law.

Franklin recognized within the Company letter that its subsidiaries "may vote in favor of those ESG proposals that they believe to have "significant economic benefits or implications" for clients, including the Fund and its shareholders" while the *Company Letter* does not suggest that the foregoing actions would violate any federal law. *Company Letter*, pg. 5.

The Company's own publications document that risk management is a top down as well as bottom up task, and that a company-wide consulting team reviews risk factors, including those related to climate change, in order to *fulfill* their fiduciary duties. Initiating a targeted review of these "pre-existing" policies to establish whether or not they are sufficient to meet commitments and make risk-averse investments going forward could not possibly violate any existing fiduciary duties, but in fact, may be necessary to meet them when considering the contrast in voting practices of peer financial institutions which have made those same commitments.

Moreover, nothing in the Company letter suggests that Franklin's commitment to follow the U.N. Principles in any way causes the Company or its subsidiaries to violate any fiduciary duties, notwithstanding the fact that the UNPRI Principle 3 calls for seeking appropriate disclosure on ESG issues and supporting shareholder initiatives and resolutions promoting ESG disclosure.

Since the Proposal would not cause the Company to violate any law, it may not be excluded under Rule 14a-8(i)(2) or Rule 14a-8(i)(6).

The Company attempts to treat the parent company as an "outsider" with divergent interest from the subsidiaries and their clients. It is as if the parent company itself has no duty to engage in responsible oversight and management, which surely includes assessment of whether subsidiaries are effectively managing risks. Therefore, it is perfectly appropriate for the parent company to *inquire* regarding how climate related risks in particular are being evaluated and addressed by subsidiaries.

The Company makes a leap in logic in determining that the Proposal seeks to override contractual relationships between FTI Advisors and their clients.

> It can be inferred from the Proposal and the Supporting Statement that the Proponent's goal is to have the Board use the findings of the assessment that is the subject of the Proposal to influence the FTI Advisers' proxy voting policies. The Proposal therefore seeks to inappropriately override the contractual relationship between the FTI Advisers and their Clients by influencing the proxy voting criteria that were effectively selected and approved by the Clients in contracting with the FTI Advisers for the benefit of the Company. *Company letter*, page 9.
>
> The Company is not a party to the investment advisory contracts between the FTI Advisers and their Clients, and therefore the Company has no legal power or authority to unilaterally alter the terms of those contracts. *Company letter*, page 10.

Quite to the contrary, as repeatedly demonstrated above, the Proposal respects the relationship between parent and subsidiary and does not require any significant intrusion upon subsidiaries' contracts or fiduciary decisions.

V. The Proposal has not been substantially implemented by the Company and therefore may not be excluded under Rule 14a-8(1)(10).

The Company claims that its subsidiaries already review the fiduciary and economic case for shareholder proposals and consider ESG issues when relevant to making investment decisions. The Company's current proxy voting policy on issues of sustainability results in many votes against climate related proposals.

As noted in the Company letter, existing SEC requirements require disclosure of proxy voting guidelines as well as voting records. The Company is required to disclose certain information under the existing securities rules, however what is requested in the Proposal is *not* the record of voting or the guidelines used, but taking those disclosures to the next logical step – assessing whether and where those votes diverge from the Company's policies on climate change and articulating the rationale for voting incongruent with its climate posture.

A similar argument asserting substantial implementation based on similar disclosures of baseline data but lacking management's analysis of congruity was rejected by the Staff in the decision in *CVS Health Corp.* (Feb. 16, 2015) as well as in *The Home Depot* (March 25, 2011). In both of these cases, the companies claimed that their existing disclosures regarding political contributions and the company's other policies sufficed to substantially implement a proposal requesting the management's analysis of congruency between those two disclosures. The proponent noted in CVS that disclosure of a congruency analysis is the logical next step -- that management's analysis of the divergence is needed by shareholders once apparent discrepancies are revealed by baseline data:

> Disclosing all contributions that the company makes is appropriate and appreciated by the proponent, but it is no replacement for the congruency analysis requested by the Proposal.
>
> In fact, now that the Company has disclosed its political contributions the need for the congruency analysis requested by the Proposal is all the more evident. Shareholders should certainly be interested in the Company's explanation of whether and how the disclosed contributions align with the Company's stated values.

Clearly, the Company has not disclosed the management analysis sought by the Proposal to review these issues of congruency, nor described policy approaches that it can take to improve congruency. The Company has not demonstrated that it has substantially implemented the actions requested in the Proposal.

CONCLUSION

In conclusion, the Company has failed to demonstrate that the Proposal is excludable on any of the asserted grounds. We urge the Staff to deny the Company's no action request.

Please phone me at 413 549-7333 you have any questions regarding this reply.

Sincerely,



Sanford Lewis
Attorney

cc: Matthew R. DiClemente

APPENDIX 1
THE PROPOSAL

Whereas:

Franklin Resources (FR) is a respected leader in the financial services industry. FR has stated publicly that it understands how environmental, social, and governance (ESG) factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment.

FR reports and mitigates greenhouse gas emissions associated with its operations and the company's other climate change-related impacts. In its response to a survey by the Carbon Disclosure Project, FR states:

- ... The ESG team partners with Investment Managers to enhance the integration of ESG considerations in the investment process in order to manage risk and increase returns, as ESG issues like ... climate change... can impact the performance of securities.

Climate change has been incorporated into the FR's enterprise and investment risk assessment processes as part of its ESG integration. The Company notes that it

> "...assesses current ESG integration practices, and works to improve the company's framework for consistently incorporating the consideration of material ESG risks... These processes are being incorporated into the overall evaluation process of investment portfolios..."

FR and its subsidiaries are responsible for voting proxies of companies in their portfolios. Aside from buy and sell decisions, proxy voting is one of the principal ways in which investors can engage in active management of portfolio risks and opportunities related to climate change. However, nothing in the existing disclosures provides investors with sufficient information to permit meaningful assessment of the congruency of proxy voting with FR's statements recognizing climate change related risks. Indeed, available information suggests that the Company's proxy voting record is incongruent with a responsive approach to climate change.

Many resolutions on the topic of climate change voted on by FR simply asked for more disclosure. According to public fund voting records, over the past few years funds managed by subsidiaries of FR voted against the vast majority of these resolutions, in contrast to funds managed by investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them.

These incongruities could pose a reputational risk to the company, especially given the contrast to actions of competing investment firms. Given the severe societal implications of climate change, there is risk to the company if its proxy voting practices become known to be incongruent with responsiveness to climate change risks.

Resolved: Shareowners request that the Board of Directors issue a climate change report to shareholders by September 2016, at reasonable cost and omitting proprietary information. The report should assess any incongruities between the proxy voting practices of the company and its subsidiaries within the last year, and any of the company's policy positions regarding climate change.

This assessment should list all instances of votes cast that appeared to be inconsistent with the company's climate change positions, and explanations of the incongruency. The report should also discuss policy measures that the company can adopt to help enhance congruency between its climate policies and proxy voting.

APPENDIX 2

EXCERPT FROM
CDP DISCLOSURES
OF FRANKLIN RESOURCES INC.


CDP
DRIVING SUSTAINABLE ECONOMIES

Investor CDP 2014 Information Request
Franklin Resources, Inc.

Module: Introduction

Page: Introduction

CC0.1
Introduction
Please give a general description and introduction to your organization.

Franklin Resources, Inc. is a global investment management organization operating as Franklin Templeton Investments (Franklin Templeton). Franklin Templeton has an extensive global presence, including offices in 35 countries and clients in more than 150 countries. Franklin Templeton manages investment vehicles for individuals, institutions, pension plans, trusts, partnerships, and other clients. The company's common stock is listed on the New York Stock Exchange under the ticker symbol BEN and is included in the Standard & Poor's 500®Index.

CC0.2
Reporting Year
Please state the start and end date of the year for which you are reporting data.
The current reporting year is the latest/most recent 12-month period for which data is reported. Enter the dates of this year first.
We request data for more than one reporting period for some emission accounting questions. Please provide data for the three years prior to the current reporting year if you have not provided this information before, or if this is the first time you have answered a CDP information request. (This does not apply if you have been offered and selected the option of answering the shorter questionnaire). If you are going to provide additional years of data, please give the dates of those reporting periods here. Work backwards from the most recent reporting year.
Please enter dates in following format: day(DD)/month(MM)/year(YYYY) (i.e. 31/01/2001).

Enter Periods that will be disclosed
Tue 01 Jan 2013 - Tue 31 Dec 2013

CC0.3
Country list configuration

Please select the countries for which you will be supplying data. This selection will be carried forward to assist you in completing your response.

Select country
United States of America
India
Australia
Bahamas
Brazil
Canada
Germany
Hong Kong
South Korea
Luxembourg
Poland
Singapore
United Arab Emirates
United Kingdom
Mexico

Yes

CC13.2a

Please provide details on the project-based carbon credits originated or purchased by your organization in the reporting period

Credit origination or credit purchase	Project type	Project identification	Verified to which standard	Number of credits (metric tonnes of CO2e)	Number of credits (metric tonnes CO2e): Risk adjusted volume	Credits cancelled	Purpose, e.g. compliance
Credit Purchase	Biomass energy	Franklin Templeton Investments Australia Limited purchased 7.13 tonnes of carbon credits associated with the Rama Paper Biomass Cogeneration Project located in India. These credits were retired on March 12, 2013 and are VCS Verified Emission Reduction credits.	VCS (Voluntary Carbon Standard)	7.13	7.13	Not relevant	Voluntary Offsetting
Credit Purchase	Biomass energy	Franklin Templeton Investments (Asia) Ltd. purchased 7.8 tonnes of carbon credits associated with the Rama Paper Biomass Cogeneration Project located in India. These credits were retired on January 21, 2013 and are VCS Verified Emission Reduction credits.	VCS (Voluntary Carbon Standard)	7.8	7.8	Not relevant	Voluntary Offsetting
Credit Purchase	Biomass energy	Franklin Templeton Investments Australia Limited purchased 2.55 tonnes of carbon credits associated with the Rama Paper Biomass Cogeneration Project located in India. These credits were retired on March 12, 2013 and are VCS Verified Emission Reduction credits.	VCS (Voluntary Carbon Standard)	2.55	2.55	Not relevant	Voluntary Offsetting

Further Information

Page: CC14. Scope 3 Emissions

CC14.1

Please account for your organization's Scope 3 emissions, disclosing and explaining any exclusions

Sources of		metric		Percentage of emissions	

Investments	Relevant, not yet calculated
Other (upstream)	Not evaluated
Other (downstream)	Not evaluated



CC14.2
Please indicate the verification/assurance status that applies to your reported Scope 3 emissions

No third party verification or assurance

CC14.3
Are you able to compare your Scope 3 emissions for the reporting year with those for the previous year for any sources?

Yes

CC14.3a
Please identify the reasons for any change in your Scope 3 emissions and for each of them specify how your emissions compare to the previous year

Sources of Scope 3 emissions	Reason for change	Emissions value (percentage)	Direction of change	Comment
Business travel	Change in output	14	Increase	The revenue and number of individuals employed by Franklin Templeton increased from 2012 to 2013.

CC14.4
Do you engage with any of the elements of your value chain on GHG emissions and climate change strategies? (Tick all that apply)

Yes, our customers
Yes, other partners in the value chain

CC14.4a
Please give details of methods of engagement, your strategy for prioritizing engagements and measures of success

i) Franklin Templeton's Planning and Design Director, who holds a LEED AP designation with specialties in New Construction and Interior Construction, continuously integrates strategies to reduce the environmental impact, including the carbon footprint, of the design and materials employed in the company's owned facilities. To date, strategies have included the purchase of both carbon offsets and materials with low embodied emissions.

Additionally, Franklin Templeton created a campaign in India to engage the company's Facebook followers. The campaign, called Let the Environment Always be First, teamed with Grow Trees, a non-government organization, to invite fans to dedicate trees to families and friends. As a result of the program, 10,790 trees were planted.

ii) In the future, Franklin Templeton will continue to evaluate the impacts of the materials used in the company's owned office spaces, and will seek to identify opportunities to purchase low-impact products when possible.

Further Information

Module: Sign Off

Page: CC15. Sign Off

CC15.1
Please provide the following information for the person that has signed off (approved) your CDP climate change response

Law Offices

Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
215.564.8000

October 2, 2015

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Franklin Resources, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

We serve as counsel to Franklin Resources, Inc., a Delaware corporation (the "*Company*"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), we hereby notify the U.S. Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for the Company's 2016 Annual Meeting of Shareholders (the "*2016 Proxy Materials*"). "*Proposal*" refers to the proposal submitted by Zevin Asset Management, LLC ("*ZAM*") on behalf of its clients, Diane and Alan Fairbanks (co-filed by First Affirmative Financial Network, LLC ("FAFN"), on behalf of its client, Waterglass, LLC, and Friends Fiduciary Corporation ("FFC") (collectively with ZAM and Diane and Alan Fairbanks, the "*Proponent*")), which reads as follows:

> **Resolved:** Shareholders request the Board of Directors issue a climate change report to shareholders by September 2016, at reasonable cost and omitting proprietary information. The report should assess any incongruities between the proxy voting practices of the company and its subsidiaries within the last year, and any of the company's policy positions regarding climate change.
>
> This assessment should list all instances of votes cast that appeared to be inconsistent with the company's climate change positions, and explanations of the incongruency. The report should also discuss policy measures that the company can adopt to help enhance congruency between its climate policies and proxy voting.

The Proposal is a variation of a proposal submitted by ZAM and certain co-proponents last year, which also sought to influence the way the Company's investment adviser affiliates voted proxies on behalf of their clients (the "*2014 Proposal*"). While this year's Proposal is framed as a request for a climate change report instead of a direct review of the Company's proxy voting policies, like the 2014 Proposal, the Proposal ultimately intends the Company to seek to influence the manner in which the Company's investment adviser subsidiaries vote proxies on behalf of their clients. The Proponent's intent is clearly demonstrated by the Proposal's demand for the report to "discuss policy measures that the [C]ompany can adopt to help enhance congruency between its climate policies and proxy voting." The supporting statement that accompanied the Proposal (the "*Supporting Statement*") further evidences the Proponent's intent by expressing dissatisfaction with the proxy voting record of the Company's investment adviser subsidiaries on matters related to climate change.

In providing no-action relief to the Company last year, the staff of the Division of Corporate Finance of the Commission (the "*Staff*") stated that it would not recommend enforcement action to the Commission if the Company excluded the 2014 Proposal from its 2015 proxy materials under Rule 14a-8(i)(7), as the 2014 Proposal related to the Company's ordinary business operations.[1] The Company again asks that the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2016 Proxy Materials for the reasons set forth below.

The Company received the Proposal from ZAM on September 14, 2015, from FAFN on September 22, 2015, and from FFC on September 24, 2015. A copy of the Proposal, the Supporting Statement, and related correspondence from the Proponent are attached to this letter as Exhibit A.

A copy of this letter is being sent on this date to ZAM, FAFN and FFC, informing them of the Company's intention to omit the Proposal from its 2016 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2016 Proxy Materials with the Commission.

BACKGROUND

The Company is a holding company for a global investment management organization known as Franklin Templeton Investments. It has an extensive global presence, including offices in 35 countries and clients in more than 150. Its common stock is listed on the New York Stock Exchange under the ticker symbol BEN and is included in the Standard & Poor's 500® Index. Its business is conducted through its subsidiaries, including investment advisers (the "*FTI Advisers*") that are registered with the Commission under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*").

As global investment managers, the FTI Advisers are responsible for managing Clients' assets in light of potential risks and opportunities in the market and in light of the investment objectives, policies and restrictions specified by the Clients. A fundamental part of an investment adviser's role involves voting shares of companies in which its Clients invest (the "*Portfolio Companies*"). "*Clients*" refers to

[1] *See Franklin Resources, Inc.* (Dec. 1, 2014) (the "*2014 Franklin Letter*").

those investors or funds (including investment companies ("*Funds*") registered under the Investment Company Act of 1940, as amended (the "*1940 Act*")) to whom the FTI Advisers provide investment management services. The Funds are independent companies whose affairs are managed by a board of directors/trustees, a majority of whom are not affiliated with the Company or the FTI Advisers, and who have retained the FTI Advisers to provide investment management services pursuant to advisory contracts.

The Company itself is not a registered investment adviser, but rather a corporate holding company. As such, it does not manage assets for Clients, nor does it vote any proxies on their behalf, and accordingly does not maintain any proxy voting policies or practices at the Company level. Those functions are all undertaken by the FTI Advisers, which maintain their own proxy voting policies that are administered by the Proxy Group within Franklin Templeton Companies, LLC ("*Proxy Group*"), an affiliate and wholly owned subsidiary of the Company.

REASONS FOR EXCLUSION

The Proposal may be omitted from the 2016 Proxy Materials because:

(I) the Proposal deals with matters relating to the FTI Advisers' ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7);

(II) if implemented, the Proposal would require the Company to take actions that the Company lacks the power or authority to do because the Company has no proxy voting policies or practices, and therefore may be excluded under Rule 14a-8(i)(6);

(III) the Company and its Board of Directors (the "*Board*") lack legal power and authority in implementing the Proposal to alter the advisory contracts between the FTI Advisers and their Clients, and the Proposal therefore may be excluded under Rule 14a-8(i)(6);

(IV) the Company and its Board lack legal power and authority, and would violate federal law, in implementing the Proposal in violation of the FTI Advisers' legal and fiduciary duties to their Clients, and the Proposal therefore may be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6); and

(V) to the extent that aspects of the Proposal are legally permissible, those aspects of the Proposal have been substantially implemented by the Company and the FTI Advisers, and the Proposal therefore may be excluded under Rule 14a-8(i)(10).

Each of these bases for exclusion is described in greater detail below.

I. The Proposal deals with matters relating to the FTI Adviser's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a registrant to omit a proposal from its proxy materials if the proposal deals with a matter relating to the registrant's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release 34-40018* (May 21, 1998) (the "*1998 Release*").

The *1998 Release* stated that the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. The *1998 Release* describes two central considerations underlying the ordinary business exclusion. The first consideration is whether the subject matter of a proposal relates to certain tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is whether a proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal may be omitted from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because it requires an assessment of the proxy voting policies and practices of the FTI Advisers, the exercise of which are part of the ordinary business by which the FTI Advisers manage the financial services products that the FTI Advisers offer, and which involve complicated economic and fiduciary considerations. In particular, as will be shown in greater detail below, the Proposal is excludable under established Staff positions because the Proposal (A) relates to the FTI Advisers' day-to-day management their Clients' accounts, (B) seeks to micro-manage the FTI Advisers, and (C) requires the preparation and issuance of a report on the foregoing ordinary business matters. *See 2014 Franklin Letter; see also State Street Corp.* (Feb. 24, 2009) ("*State Street*") (Staff permitted exclusion of a proposal similar to the Proposal based on the ordinary business exclusion).

A. The Proposal Relates to the FTI Advisers' Day-to-Day Management of their Clients' Accounts

The Proposal may be omitted from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the underlying subject matter of the Proposal – that is, proxy voting – is part of the core ordinary business of the FTI Advisers. The FTI Advisers' proxy voting policies and practices are part of the advisory services that the FTI Advisers offer to their Clients. Moreover, the FTI Advisers routinely assess the influence of their proxy voting on the business operations and economic values of the Portfolio Companies as part of their fiduciary obligation to advance the interests of their Clients. To paraphrase the *1998 Release*, proxy voting is so fundamental to the FTI Advisers' ability to perform their fiduciary obligations to Clients on a day-to-day basis that they could not, as a practical matter, be subject to direct oversight by the Company's stockholders. Although this year's Proposal is cloaked in the form of a climate change report, it is seeking the same substantive assessment of the FTI Advisers' proxy voting record as the 2014 Proposal.

The general rule articulated by the Commission in its 1976 Release (*Exchange Act Release 34-12999* (Nov. 22, 1976)), and reiterated by the Commission in the *1998 Release*, is that registrants may exclude shareholder proposals that relate to "ordinary business" matters, subject to an exception for proposals that raise "significant social policy issues." The Staff addressed the social policy exception in 2009, clarifying in what circumstances shareholder proposals that raise significant social policy issues may be properly excluded. Specifically, in Section B of *Staff Legal Bulletin No. 14E* (Oct. 27, 2009) (the "*SLB*"), the Staff stated:

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company, as described above, we will apply the same standards that we apply to other types of proposals under Rule 14a-8(i)(7).

Under the SLB, therefore, where the underlying subject matter of a shareholder proposal involves an ordinary business matter to the company, the shareholder proposal may be excluded from a registrant's proxy materials, even though it involves environmental matters or other significant policy issues. Accordingly, not every significant social policy issue takes management functions out of the ordinary business exclusion. *See College Retirement Equities Fund* (May 6, 2011) at n. 13 ("*CREF 2011*") (permitting exclusion of a social policy proposal where an investment company argued that investing assets in accordance with its investment objectives was a core management function).

Far from transcending day-to-day operations, voting proxies in the sole best interest of Clients is unquestionably part of the core business operations of the FTI Advisers. As the Commission stated in *Proxy Voting By Investment Advisers, Investment Advisers Act Release IA-2106* (Jan. 31, 2003) (the "*Adviser Proxy Voting Release*"), an investment advisers' fiduciary duty under the Advisers Act requires it to monitor corporate events and vote proxies consistent with the best interests of its clients. To that end, the FTI Advisers' existing proxy voting policy for the Funds, as summarized in each Fund's registration statement under the 1940 Act (each, a "*Registration Statement*" and, together, the "*Registration Statements*"), states that the FTI Advisers vote proxies solely in the best interests of the Fund and its shareholders. With respect to environmental, social and governance ("*ESG*") issues, the Registration Statements typically disclose that the FTI Advisers "will generally give management discretion with regard to social, environmental and ethical issues, although the investment manager may vote in favor of those [proposals] that are believed to have significant economic benefits or implications for the Fund and its shareholders." Moreover, "[e]ach issue . . . is considered on its own merits, and the investment manager will not support the position of the company's management in any situation where it deems that the ratification of management's position would adversely affect the investment merits of owning that company's shares." The FTI Advisers thus make proxy voting determinations on behalf of their Clients based on the effect of their vote on the value of Portfolio Company securities. These proxy voting determinations are a core part of the FTI Advisers' day-to-day management of their Clients' assets. Any incongruence between the Company's public position on ESG matters, including climate change, and the proxy voting record of the FTI Advisers is a result of the Company and the FTI Advisers legitimately serving different constituents. The Company is beholden to its shareholders and other stakeholders and its policy positions regarding climate change are viewed through that lens, while the FTI Advisers act in the best interest of Clients when voting proxies.

Just as "the ordinary business operations of an investment company include buying and selling portfolio securities," justifying the exclusion of a social policy proposal in *CREF 2011*, so too does the ordinary business operations of an investment adviser include voting proxies. We therefore believe that the analysis in both the *2014 Franklin Letter* and *State Street* under Rule 14a-8(i)(7), each of which addressed a proposal that sought to influence proxy voting, similar to the Proposal, continues to be applicable despite the change in the standard of review from *Staff Legal Bulletin No. 14C* (June 28, 2005) ("*SLB 14C*") to the current SLB. Under both modes of review, an investment adviser's fiduciary duty to vote proxies of portfolio securities in the best interest of its clients is inextricably part of its ordinary business operations. Indeed, the current standard under the SLB – "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable" – leads much more directly to a justification for exclusion than the standard of review used in *State Street* under SLB 14C. We believe that the Proposal is readily distinguishable from the circumstances at issue in *PNC Financial Services Group* (Feb. 13, 2013) ("*PNC*") because, unlike the FTI Advisers, PNC was not subject to a legal and fiduciary obligation to act in the best interests of its clients in its lending, investing and financing activities.

Based on the forgoing, therefore, the Proposal may be omitted from the 2016 Proxy Materials under the "ordinary business" rationale of Rule 14a-8(i)(7) as interpreted under the SLB because it relates to and seeks to influence the FTI Advisers' day-to-day management of their Clients' accounts.

B. The Proposal Seeks to Micro-Manage the FTI Advisers

The Proposal may also be omitted from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" the FTI Advisers. One of the primary underlying policies of the ordinary business exclusion, as described in the *1998 Release*, is to vest management with sole authority to address matters that are so complex that shareholders would not be in a position to make an informed judgment. In the *1998 Release*, the Commission indicated that the micro-management consideration may be implicated where the proposal involves "intricate detail" or "methods for implementing complex policies," recognizing that factors such as the circumstances of the registrant should also be taken into account.

The FTI Advisers' management of investments in the Portfolio Companies generally, and their exercise of proxy voting authority on behalf of Clients specifically, involve complex decision making. In their role as investment managers, the FTI Advisers employ a variety of strategies to maximize Client returns, taking into account the Funds' investment objectives and policies, and the risk profiles and investment guidelines of their Clients, as well as the diverse business issues facing specific Portfolio Companies and industries and the economy as a whole. Proxy voting is but one part of the overall implementation of these complex investment strategies. As such, it would not be meaningful to assess the FTI Advisers' proxy voting policies and proxy voting record in isolation from the FTI Advisers' overall investment strategies. Rather, the integration of proxy voting into the FTI Advisers' overall strategies would involve a level of "intricate detail" and "methods for implementing complex policies" that does not lend itself to shareholder oversight, as the Commission referenced as a basis for exclusion in the *1998 Release.*

The Proposal is similar to the proposal at issue in the *2014 Franklin Letter* and *State Street*, each of which sought to require a parent company's board to delve into its investment adviser subsidiary's proxy voting policies and urged them to revise those policies in light of criteria imposed by the shareholder proponent. Based in part on the parent company's argument that the shareholder proposal sought to micro-manage the subsidiary adviser's proxy voting policies, the Staff concluded in the *2014 Franklin Letter* and *State Street* that there was a basis for exclusion of the proposal under Rule 14a-8(i)(7). *See also, Bank of America Corp.* (Feb. 27, 2008) (Staff permitted exclusion under the ordinary business exception of a proposal that would have permitted stockholders to police Bank of America's credit policies, credit decisions and other matters that are fundamental to its day-to-day business of providing financial services).

In addition, the Proposal implies that the FTI Advisers are not complying with their fiduciary duties and applicable law in voting shareholder proxies, a matter which constitutes a complex part of the FTI Advisers' business operations and falls squarely within the purview of the ordinary business exception on micromanagement grounds (as well as the exception on day-to-day management grounds, as discussed under (A) above). On numerous occasions, the Staff has permitted the exclusion of shareholder proposals pertaining to compliance with laws or requesting implementation of policies regarding compliance with laws under Rule 14a-8(i)(7). *See State Street; Monsanto Co.* (Nov. 3, 2005) (proposal requesting the registrant to create an ethics oversight committee to monitor the registrant's compliance with its internal code of conduct and applicable laws); *Chrysler Corp.* (Avail. Feb. 18, 1998) (proposal requesting the registrant initiate a review of its code of conduct relating in part to compliance procedures); *Costco Wholesale Corp.* (Avail. Dec. 11, 2003) (proposal requesting the registrant to develop a code of ethics, including measures to comply with the Foreign Corrupt Practices Act).

Based on the forgoing, therefore, the Proposal may be omitted from the 2016 Proxy Materials under the "ordinary business" rationale of Rule 14a-8(i)(7) because it seeks to micro-manage the FTI Advisers.

C. The Proposal Requires the Preparation and Issuance of a Report on the Foregoing Ordinary Business Matters

The Proposal requires that the Board issue a report to investors by September 2016 based on its assessment of the Company's and its subsidiaries' (which includes the FTI Advisers') proxy voting practices. The Staff has noted that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See Exchange Act Release 34-20091* (Aug. 16, 1983) ("*1983 Release*"). The same reasons discussed above that allow for the exclusion under Rule 14a-8(i)(7) of the Proposal as relating to the ordinary business of the FTI Advisers should likewise relieve the Board from preparing and issuing a report related to the same ordinary business matters.

II. If implemented, the Proposal would require the Company to take actions that the Company lacks the power or authority to do because the Company has no proxy voting policies or practices, and therefore may be excluded under Rule 14a-8(i)(6)

The Company may exclude the Proposal under Rule 14a-8(i)(6) because it lacks the power and authority to undertake the actions requested in the Proposal because the Company has no proxy voting policies or practices for the Board to review and revise.

The Proposal is directed to "the proxy voting practices of the [C]ompany and its subsidiaries . . . ." The Company has no proxy voting policies or practices, however, because as a holding company it has no clients and votes no proxies on their behalf. The public filings of the Company, the FTI Advisers and the Funds all make clear that the Company is merely a holding company. For example, under Item 1 of the Company's 2014 Form 10-K, the Company clearly states: "Our business is conducted through our subsidiaries, including those registered with the U.S. Securities and Exchange Commission ... as investment advisers under the Investment Advisers Act of 1940 . . . ." Neither the Company nor its Board can conduct a review of proxy voting policies or practices that the Company does not have, and the Company and the Board therefore lack the power to conduct the review of the Company's proxy voting practices advocated by the Proponent.

The Proponent bears the burden of submitting a Proposal that is executable by the Company and its Board. While it is true under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal," it is equally true that under Rule 14a-8(a), a shareholder proponent is required to "state as clearly as possible the course of action that you believe the company should follow." If the requirement in Rule 14a-8(a) is to have any meaning, it should permit the Company to exclude the Proposal under Rule 14a-8(i)(6), as it has no power or authority to review practices that it does not have.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company has no proxy voting practices for the Board to review and revise.

III. The Company and its Board lack legal power and authority in implementing the Proposal to alter the advisory contracts between the FTI Advisers and their Clients, and the Proposal may therefore be excluded under Rule 14a-8(i)(6)

Assuming for the sake of argument that the Proposal should be interpreted as applying to the proxy voting practices of the FTI Advisers,[2] the Proposal seeks to alter the investment advisory contracts between the FTI Advisers and their Clients, including the Funds. The Proposal requests that the "report should also discuss policy measures that the [C]ompany can adopt to help enhance congruency between its climate policies and proxy voting." Further, the allegations in the Supporting Statement, such as questioning the propriety of the voting record of "funds managed by subsidiaries of [the Company]" on

[2] As discussed in Section II above, the Proposal is directed to the Company, which does not vote proxies for Clients and has no proxy voting practices. Sections I and III through V assume for the sake of argument that the Proposal pertains to the proxy voting practices of the FTI Advisers.

climate change resolutions, suggests that the Proponent expects the Company to use the findings of the Board's review to influence the FTI Advisers' proxy voting policies and practices. The proxies at issue, however, ultimately belong to the FTI Advisers' Clients, who have contractually retained the FTI Advisers to manage their assets, and who have contractually delegated their proxy voting authority to the FTI Advisers, based in part on the FTI Advisers' publicly disclosed proxy voting policies. The Company is not a party to those contracts, and the FTI Advisers may require Client consent to impose these new terms. Accordingly, neither the Company, its stockholders nor its Board have the power or authority to alter the FTI Advisers' proxy voting criteria, which has been contractually delegated by a Client, to serve the needs of the Company, and therefore the Proposal may be excluded under Rule 14a-8(i)(6).

As discussed in more detail in Section IV below, investment advisers are fiduciaries in part because they manage assets that belong to other people – in the present case, the securities of Portfolio Companies belonging to FTI Advisers' Clients, including the Funds. Accordingly, investment advisers that have authority to vote client securities are required to disclose the policies by which client securities will be voted:

> If you [*i.e.*, the investment adviser] have, or will accept, authority to vote client securities, briefly describe your voting policies and procedures, including those adopted pursuant to SEC rule 206(4)-6. Describe whether (and, if so, how) your clients can direct your vote in a particular solicitation. Describe how you address conflicts of interest between you and your clients with respect to voting their securities. Describe how clients may obtain information from you about how you voted their securities. Explain to clients that they may obtain a copy of your proxy voting policies and procedures upon request. *Item 17(A) of Form ADV, Part II*

These disclosures are required to be provided to the investment adviser's clients when entering into an advisory contract and updated amendments must be provided to clients annually thereafter. *See Advisers Act Rule 204-3.*

Similarly, if registered investment companies have delegated proxy voting authority to their investment advisers, the advisers are required to describe those proxy voting policies. For example, an open-end investment company is required to describe in its Statement of Additional Information ("*SAI*") "any policies and procedures of the Fund's investment adviser . . . that the Fund uses, or that are used on the Fund's behalf, to determine how to vote proxies relating to portfolio securities." *Form N-1A, Item 17(f).*

In accordance with these requirements, the FTI Advisers describe their proxy voting policies in Part II of their Form ADVs. Similarly, the FTI Advisers' proxy voting policies for the open-end Funds are summarized in the SAI of each Fund's Registration Statement. Moreover, the boards of directors/trustees of the Funds, which are comprised of a majority of directors/trustees who are not affiliated with the FTI Advisers, annually review and approve the FTI Advisers' proxy voting policies. Any material changes to those policies are also required to be reported to the boards annually by the Funds' chief compliance officer. *See 1940 Act Rule 38a-1(a)(3) and (a)(4)(iii)(A).* These legal disclosure and approval requirements evidence the Commission's recognition of the role of proxy voting in the contractual relationship between client and adviser.

The legal right to vote securities of Portfolio Companies resides in the first instance with the Clients as owners of those securities, who contractually delegate proxy voting authority to the FTI Advisers under their advisory contracts. *See, e.g., Adviser Proxy Voting Release* at n. 10 (Rule 206(4)-6 applies even when the advisory contract is silent but the adviser's voting authority is implied by an overall delegation of discretionary authority). The FTI Advisers' proxy voting policies thus constitute an integral part of the investment management services that the FTI Advisers provide to their Clients under their advisory contracts, and are the basis upon which Clients (including the Funds and their boards) contractually agree to delegate proxy voting authority to the FTI Advisers. Any Client may direct its FTI Adviser to vote proxies of Portfolio Companies in accordance with any criteria it chooses, including how to vote on ESG shareholder proposals. In the absence of specific direction from their Clients, however, the FTI Advisers and their Clients are entitled to contractually rely on the FTI Advisers to vote the proxies of Portfolio Companies solely in accordance with the FTI Advisers' disclosed proxy voting policies.

It can be inferred from the Proposal and the Supporting Statement that the Proponent's goal is to have the Board use the findings of the assessment that is the subject of the Proposal to influence the FTI Advisers' proxy voting policies. The Proposal therefore seeks to inappropriately override the contractual relationship between the FTI Advisers and their Clients by influencing the proxy voting criteria that were effectively selected and approved by the Clients in contracting with the FTI Advisers for the benefit of the Company. The Clients, however, delegated proxy voting authority only to the FTI Advisers, not to the Company, and certainly not to the Company's stockholders. If implemented, the Proposal would require the FTI Advisers to assess their proxy voting policies in accordance with the Proposal's criteria for review, which proposes the adoption of "policy measures . . . to help enhance congruency between [the Company's] climate policies and proxy voting." As discussed in more detail in Sections IV and V below, this standard, which takes into account the Company's own interests, is considerably different from the current policy whereby the FTI Advisers' vote proxies solely in the best interests of their Clients.

The Company is not a party to the investment advisory contracts between the FTI Advisers and their Clients, and therefore the Company has no legal power or authority to unilaterally alter the terms of those contracts. Moreover, encouraging the Company to inappropriately influence the FTI Advisers' current proxy voting policies might, if successful, so alter the reasonable expectations under which Clients originally delegated proxy voting authority to the FTI Advisers that it could be deemed to constitute a material amendment of the advisory contracts. *See, e.g., Franklin Templeton Group of Funds* (July 23, 1997) (any material change in an advisory agreement creates a new contract that must be approved in accordance with section 15(a) [of the 1940 Act]). If so, neither the Company, its stockholders nor its Board have the legal power or authority to require the FTI Advisers to unilaterally alter the terms of those advisory contracts without Client consent. *See, e.g., Adams Express Co.* (Jan. 26, 2011) ("*Adams Express*") (Staff permitted exclusion of a proposal directing the board of a closed-end fund to liquidate, merge or open-end the fund without a shareholder vote).

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company and its Board lack legal power and authority to alter the advisory contracts between the FTI Advisers and their Clients.

IV. The Company and its Board lack legal power and authority, and would violate federal law, in implementing the Proposal in violation of the FTI Advisers' legal and fiduciary duties to their Clients, and the Proposal may therefore be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6)

Rule 14a-8(i)(2) permits a registrant to omit a proposal from its proxy materials if implementation of the proposal would cause the registrant to violate federal law. A proposal may also be excluded under Rule 14a-8(i)(6) if the company would lack the power or authority to implement the proposal. Because the ultimate effect of the Proposal would cause the FTI Advisers to violate federal law, the Company does not have the legal power or authority to impose the requirements of the Proposal on the FTI Advisers, and the FTI Advisers do not have the legal power or authority to violate federal law even if directed to do so by the Company. As such, the Proposal may be excluded under Rule 14a-8(i)(2) for violation of law as well as Rule 14a-8(i)(6) for lack of power or authority.

The FTI Advisers' investment management operations are subject to the Advisers Act. Section 206 of the Advisers Act, as interpreted by the U.S. Supreme Court in *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191 (1963) ("*Capital Gains*"), imposes a fiduciary duty on investment advisers. Citing *Capital Gains*, in connection with the adoption of Rule 206(4)-6 under the Advisers Act relating to investment advisers' proxy voting obligations to their clients, the Commission stated that "an adviser is a fiduciary that owes each of its clients duties of care and loyalty with respect to all services undertaken on the client's behalf, including proxy voting." *See Adviser Proxy Voting Release.* In the *Adviser Proxy Voting Release*, the Commission further stated:

> The duty of care requires an adviser with proxy voting authority to monitor corporate events and to vote the proxies. To satisfy its duty of loyalty, the adviser must cast the proxy votes in a manner consistent with the best interest of its client and must not subrogate client interests to its own.

In advising pension funds and similar entities, the FTI Advisers are also subject to the legal obligations imposed on investment advisers under Title I of the Employee Retirement Income Security Act ("*ERISA*"). With respect to proxy voting, the Department of Labor has given the following guidance:

> The fiduciary duties described at ERISA Sec. 404(a)(1)(A) and (B), require that, in voting proxies, regardless of whether the vote is made pursuant to a statement of investment policy, the responsible fiduciary shall consider only those factors that relate to the economic value of the plan's investment and shall not subordinate the interests of the participants and beneficiaries in their retirement income to unrelated objectives. Votes shall only be cast in accordance with a plan's economic interests. *Interpretive Bulletin Relating to Exercise of Shareholder Rights* (Oct. 17, 2008), 29 C.F.R. pt. 2509.

Rule 206(4)-6(a) under the Advisers Act requires an investment adviser to "[a]dopt and implement written policies and procedures that are reasonably designed to ensure that [the adviser] vote[s] client securities in the best interest of clients, which procedures must include how [the adviser addresses] material conflicts that may arise between your interests and those of your clients." According to the *Adviser Proxy Voting Release*, the Rule was expressly designed "to prevent material conflicts of interest from affecting the manner in which advisers vote clients' proxies." As stated in the *Adviser Proxy Voting Release*:

> An adviser's policies and procedures under the rule must also address how the adviser resolves material conflicts of interest with its clients. . . . Clearly, an adviser's policy of disclosing the conflict to clients and obtaining their consents before voting satisfies the requirements of the rule and, when implemented, fulfills the adviser's fiduciary obligations under the Advisers Act. In the absence of client disclosure and consent, we believe that an adviser that has a material conflict of interest with its clients must take other steps designed to ensure, and must be able to demonstrate that those steps resulted in, a decision to vote the proxies that was based on the clients' best interest and was not the product of the conflict.

In compliance with this requirement, the FTI Advisers have adopted proxy voting policies that address conflicts of interest, as typically summarized in a Fund's Registration Statement:

> As a matter of policy, the officers, directors/trustees and employees of the investment manager and the Proxy Group will not be influenced by outside sources whose interests conflict with the interests of the Fund and its shareholders. Efforts are made to resolve all conflicts in the best interests of the investment manager's clients.

The "outside sources" referenced in these policies would of course include the Company, the Company's Board and the Company's stockholders (including the Proponent), whose interests are not permitted to influence the FTI Advisers' proxy voting in the best interests of their Clients. Yet the ultimate effect of the Proposal, if implemented, would require the FTI Advisers to "enhance congruency [with the Company's] climate policies . . . ." In so doing, the FTI Advisers proxy voting would become subject to the influences of outside sources, in violation of their own policy.

The Company's corporate responsibility and climate positions, however, are not appropriate and lawful considerations for the FTI Advisers in voting proxies of Portfolio Companies to the extent that they conflict with the FTI Advisers' fiduciary duty to act in the best interests of their Clients. Accordingly, if the Company's Board were to impose the findings of its assessment on the FTI Advisers' proxy voting practices, as the Proposal and the Supporting Statement suggest is the intended result, the FTI Advisers would be conflicted between the direction of the Board of their corporate parent, on the one hand, to vote proxies in accordance with the Company's policy positions regarding climate change, and on the other hand, the FTI Advisers' clear and overriding legal and fiduciary obligations to vote proxies in the sole best interests of their Clients. This would subject the FTI Advisers to precisely those conflicts of interest that their proxy voting policies and Rule 206(4)-6 were designed to prevent, and in following the dictates of the Proposal, cause the FTI Advisers to violate their fiduciary duty to their Clients, and thus violate the Advisers Act.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(2), because implementation of the Proposal by imposing the findings of the Board's assessment on the proxy voting policies and practices of the FTI Advisers would cause the FTI Advisers to violate their fiduciary duty, and thus violate federal law. *See Adams Express* (Proposal directing the board of a closed-end fund to liquidate, merge or open-end the fund without a shareholder vote may be excluded, in part, on the basis of violation of law). Moreover, neither the Board nor the Company has the legal power or authority to cause the FTI Advisers to violate applicable law. Even if the Board were to attempt to do so, the FTI Advisers would be legally required to disregard it. Because neither the Board, the Company, nor the Proponent have the legal power or authority to impose proxy voting policies and procedures on the FTI Advisers that are inconsistent with Rule 206(4)-6 of the Advisers Act and the FTI Advisers' legal and fiduciary obligations to their Clients, the Proposal may be excluded under Rule 14a-8(i)(6).

V. To the extent that aspects of the Proposal are legally permissible, those aspects of the Proposal have been substantially implemented by the Company and the FTI Advisers, and consequently may be excluded under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a registrant to exclude a shareholder proposal if it has been substantially implemented. The Commission has stated that a proposal may be omitted under this Rule if the essential elements of the proposal have been substantially implemented, although they need not be "fully effected" or implemented precisely as presented. *1983 Release*; *see also, Talbots, Inc.* (April 5, 2002) (Staff permitted exclusion of a proposal where company had already adopted labor standards advocated by the proponent). A company is not required to implement a proposal word-for-word in order to be excluded as substantially implemented; rather, the standard is whether a company has particular policies, practices and procedures in place relating to the subject matter of the proposal. *Id.* Moreover, the Staff has permitted exclusion of a proposal where a company has implemented the essential objective of a proposal even in cases where the company's actions do not fully comply with the specific dictates of the proposal. *College Retirement Equities Fund* (May 10, 2013) ("*CREF 2013*") at n. 18.

Apart from the illegal aspect of the Proposal referred to in Section IV above, the Proposal would have the Company assess and, if the Board were to impose the findings of its assessment on the FTI Advisers, potentially amend the FTI Advisers' proxy voting policies to take into account the Company's policy positions regarding climate change. The voting policy that is currently in effect for each Fund already provides that the FTI Advisers will vote "solely in the best interests of the Fund and its shareholders." With respect to ESG issues, although the FTI Advisers may generally defer to management, they may nonetheless vote in favor of those ESG proposals that they believe to have "significant economic benefits or implications" for Clients, including the Fund and its shareholders. Moreover, an FTI Adviser will not support the position of a Portfolio Company's management on an ESG proposal if it would "adversely affect the investment merits of owning that company's shares."

These precepts reflect the fiduciary obligations of the FTI Advisers, described in more detail in Section IV above. All Portfolio Company proxies for the Funds, including those relating to ESG issues, are evaluated on this basis. Excluding the illegal portion of the Proposal requesting that the FTI Advisers take into account the Company's policy positions regarding climate change in violation of the FTI Advisers' fiduciary duties to their Clients, all of the Proponent's stated concerns are already reflected in the FTI Advisers' current voting policy. That the Proponent is not satisfied with the FTI Advisers' implementation of their proxy voting policies has no bearing on the established fact that the FTI Advisers already consider the ESG factors urged by the Proponent in voting Client proxies. *See CREF 2013.*

Similarly, the Company has adopted the United Nations' Principles for Responsible Investing ("*PRI*") as described in a public statement issued on April 5, 2013, in which it recognizes that ESG issues can affect the performance of investment portfolios. Significantly, the Company committed to follow the Principles "where consistent with our fiduciary responsibilities," as required by law and as permitted by the Principles.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented by the Company and the FTI Advisers.

CONCLUSION

Proxy voting decisions by the FTI Advisers on behalf of their clients are part of the FTI Advisers' ordinary business operations in managing client assets and should not be subject to influence by shareholders of FTI Advisers' parent company. Any Client may direct its FTI Adviser to vote proxies of Portfolio Companies in accordance with any criteria it chooses, including to vote in favor of any or all shareholder proposals involving climate change. In the absence of specific direction from their Clients, however, the FTI Advisers are required by law to vote the proxies of Portfolio Companies solely in accordance with their good faith assessment of the best interests of their Clients. As a matter of law, they may not take into account the conflicting interests of the Company, the Board, or the Company's shareholders, including the Proponent. The Proposal, by seeking to influence the FTI Advisers' proxy voting decisions, violates this fundamental principle of fiduciary duty on which the Advisers Act is based.

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2016 Proxy Materials. Please do not hesitate to call me at (215) 564-8173 or email me at MDiClemente@stradley.com if you require additional information or wish to discuss this submission further. Correspondence regarding this letter should be sent to MDiClemente@stradley.com and to the Proponent at Sonia@zevin.com.

Thank you for your attention to this matter.

Sincerely,



Matthew R. DiClemente

Attachment: Exhibit A

cc: Sonia Kowal, Zevin Asset Management (Sonia@zevin.com)
Steven Schueth, First Affirmative Financial Network (via FedEx)
Jeffrey W. Perkins, Friends Fiduciary Corporation (via FedEx)
Craig Tyle, Franklin Resources (Ctyle@frk.com)
Maria Gray, Franklin Resources (Mgray@frk.com)

EXHIBIT A

RELATED CORRESPONDENCE

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

September 10, 2015

Maria Gray
Vice President and Secretary
Franklin Resources, Inc.,
One Franklin Parkway
San Mateo, CA 94403-1906

Re: Shareholder Proposal for 2015 Annual Meeting

Dear Ms. Gray:

Enclosed please find our letter filing the proxy voting proposal to be included in the proxy statement of Franklin Resources, Inc. (the "Company") for its 2016 annual meeting of stockholders.

Zevin Asset Management is an investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We remain concerned about Franklin Resources' proxy voting record on environmental issues, specifically on climate change. We believe that Franklin Resources' proxy voting process is deficient and in need of a thorough review. Thus, Zevin Asset Management is filing the enclosed resolution on behalf of our client, Diane and Alan Fairbanks, appealing for a Board initiated review of the process.

We are filing on behalf of our clients, Diane and Alan Fairbanks (the Proponent), who have continuously held in their join account, for at least one year of the date hereof, 750 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. A letter verifying ownership of Franklin Resources shares from our client's custodian is being sent via separate cover. Zevin Asset Management intends to continue to hold such shares on behalf of its client through the date of the Company's 2016 annual meeting of stockholders.

Zevin Asset Management is the lead filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management and not to Diane and Alan Fairbanks. Please confirm receipt of this proposal to me at 617-742-6666 x308 or via email at sonia@zevin.com.

Sincerely,



Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Whereas:

Franklin Resources (FR) is a respected leader in the financial services industry. FR has stated publicly that it understands how environmental, social, and governance (ESG) factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment.

FR reports and mitigates greenhouse gas emissions associated with its operations and the company's other climate change-related impacts. In its response to a survey by the Carbon Disclosure Project, FR states:

- ... The ESG team partners with Investment Managers to enhance the integration of ESG considerations in the investment process in order to manage risk and increase returns, as ESG issues like ... climate change... can impact the performance of securities.

Climate change has been incorporated into the FR's enterprise and investment risk assessment processes as part of its ESG integration. The Company notes that it

> "...assesses current ESG integration practices, and works to improve the company's framework for consistently incorporating the consideration of material ESG risks... These processes are being incorporated into the overall evaluation process of investment portfolios..."

FR and its subsidiaries are responsible for voting proxies of companies in their portfolios. Aside from buy and sell decisions, proxy voting is one of the principal ways in which investors can engage in active management of portfolio risks and opportunities related to climate change. However, nothing in the existing disclosures provides investors with sufficient information to permit meaningful assessment of the congruency of proxy voting with FR's statements recognizing climate change related risks. Indeed, available information suggests that the Company's proxy voting record is incongruent with a responsive approach to climate change.

Many resolutions on the topic of climate change voted on by FR simply asked for more disclosure. According to public fund voting records, over the past few years funds managed by subsidiaries of FR voted against the vast majority of these resolutions, in contrast to funds managed by investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them.

These incongruities could pose a reputational risk to the company, especially given the contrast to actions of competing investment firms. Given the severe societal implications of climate change, there is risk to the company if its proxy voting practices become known to be incongruent with responsiveness to climate change risks.

Resolved: Shareowners request that the Board of Directors issue a climate change report to shareholders by September 2016, at reasonable cost and omitting proprietary information. The report should assess any incongruities between the proxy voting practices of the company and its subsidiaries within the last year, and any of the company's policy positions regarding climate change.

This assessment should list all instances of votes cast that appeared to be inconsistent with the company's climate change positions, and explanations of the incongruency. The report should also discuss policy measures that the company can adopt to help enhance congruency between its climate policies and proxy voting.

September 10, 2015

Diane and Alan Fairbanks

*** FISMA & OMB Memorandum M-07-16 ***

Re: Appointment of Zevin Asset Management, LLC

To Whom It May Concern:

By this letter we hereby authorize and appoint Zevin Asset Management, LLC (or its agents), to represent me in regard to my holdings of Franklin Resources in all matters relating to shareholder engagement – including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and forward-looking. To a company receiving a shareholder proposal under this durable appointment and grant of authority, please consider this letter as both authorization and instruction to:

- Dialogue with Zevin Asset Management, LLC
- Comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Zevin Asset Management, LLC (address listed below)

Sincerely,



Signature – Alan Fairbanks



Signature – Diane Fairbanks

Personal Investing **P.O. Box 770001**
Cincinnati, OH 45277-0045



September 23, 2015

Diane A. Fairbanks
Alan R. Fairbanks

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Mrs. Fairbanks:

Thank you for contacting Fidelity Investments requesting specific holding confirmation for Franklin Resources Inc. (BEN) within your Joint: Tenants In Common (TIC) account ending in *** FISMA & OMB Memorandum M-07-16 *** I appreciate the opportunity to assist you.

Please allow this letter to serve as confirmation that, as of September 22, 2015 you own 750 shares of BEN in your above referenced account. As of September 10, 2015, you have continuously owned 750 shares of BEN for more than one year.

Mr. and Mrs. Fairbanks, I hope you find this information helpful. For any other issues or general inquiries regarding your account, please contact a Fidelity representative at 877-907-4429 for assistance.

Sincerely,

Matthew Kools

Matthew Kools
High Net Worth Operations

Our File: W839675-23SEP15

Fidelity Brokerage Services LLC, Members NYSE, SIPC.



First Affirmative
Financial Network, LLC

Investing for a Sustainable Future

September 17, 2015

Maria Gray
Vice President and Secretary
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

Dear Ms. Gray:

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $9 85 million in assets under management. We hold more than 10,500 shares of Franklin Resources, Inc. (BEN) common stock on behalf of clients who ask us to integrate their values with their investment portfolios.

First Affirmative joins Zevin Asset Management to co-file on behalf of client Waterglass, LLC the enclosed shareholder resolution with BEN regarding proxy voting practices. We support the inclusion of this proposal in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, Waterglass, LLC holds more than $2,000 of BEN common stock, acquired more than one year prior to date of this filing and held continuously for that time. Waterglass, LLC intends to remain invested in this position continuously through the date of the 2016 annual meeting. Verification of ownership may be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

Zevin Asset Management is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate. They will also send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Sincerely,

Steven J. Schueth
President

Enclosures: resolution, client authorization letter

Whereas:

Franklin Resources (FR) is a respected leader in the financial services industry. FR has stated publicly that it understands how environmental, social, and governance (ESG) factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment.

FR reports and mitigates greenhouse gas emissions associated with its operations and the company's other climate change-related impacts. In its response to a survey by the Carbon Disclosure Project, FR states:

> "...The ESG team partners with Investment Managers to enhance the integration of ESG considerations in the investment process in order to manage risk and increase returns, as ESG issues like... climate change... can impact the performance of securities."

Climate change has been incorporated into the FR's enterprise and investment risk assessment processes as part of its ESG integration. The Company notes that it

> "...assesses current ESG integration practices, and works to improve the company's framework for consistently incorporating the consideration of material ESG risks... These processes are being incorporated into the overall evaluation process of investment portfolios..."

FR and its subsidiaries are responsible for voting proxies of companies in their portfolios. Aside from buy and sell decisions, proxy voting is one of the principal ways in which investors can engage in active management of portfolio risks and opportunities related to climate change. However, nothing in the existing disclosures provides investors with sufficient information to permit meaningful assessment of the congruency of proxy voting with FR's statements recognizing climate change related risks. Indeed, available information suggests that the Company's proxy voting record is incongruent with a responsive approach to climate change.

Many resolutions on the topic of climate change voted on by FR simply asked for more disclosure. According to public fund voting records, over the past few years funds managed by subsidiaries of FR voted against the vast majority of these resolutions, in contrast to funds managed by investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them.

These incongruities could pose a reputational risk to the company, especially given the contrast to actions of competing investment firms. Given the severe societal implications of climate change, there is risk to the company if its proxy voting practices become known to be incongruent with responsiveness to climate change risks.

Resolved: Shareowners request that the Board of Directors issue a climate change report to shareholders by September 2016, at reasonable cost and omitting proprietary information. The report should assess any incongruities between the proxy voting practices of the company and its subsidiaries within the last year, and any of the company's policy positions regarding climate change.

This assessment should list all instances of votes cast that appeared to be inconsistent with the company's climate change positions, and explanations of the incongruency. The report should also discuss policy measures that the company can adopt to help enhance congruency between its climate policies and proxy voting.

Waterglass, LLC
Peter M. Trueblood
One Rockridge Place
Oakland, CA 94618

September 11, 2015

Maria Gray
Vice President and Secretary
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

Dear Ms. Gray,

I hereby authorize First Affirmative Financial Network, LLC to file the enclosed resolution on behalf of Waterglass, LLC with Franklin Resources, Inc. (BEN). Waterglass, LLC currently owns approximately 1851 shares of BEN Inc. common stock, and has owned at least $2,000 in common stock for more than one year. We intend to hold at minimum $2,000 in common stock through the date of the annual meeting in 2016.

Verification of ownership can be sent under separate cover by Foliofn Investments, Inc.

I specifically give First Affirmative Financial Network, LLC full authority to deal, on behalf of Waterglass, LLC with all aspects of this shareholder resolution.

Sincerely,



Peter M. Trueblood, Manager

FRIENDS FIDUCIARY

CORPORATION

TELEPHONE
215 / 241 7272

1650 ARCH STREET / SUITE 1904
PHILADELPHIA, PA 19103

FACSIMILE
215 / 241 7871

September 23, 2015

VIA FED EX DELIVERY

Maria Gray
Vice President and Secretary
Franklin Resources, Inc.,
One Franklin Parkway
San Mateo, CA 94403-1906

Re: Shareholder Proposal for 2016 Annual Meeting

Dear Ms. Gray:

On behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to the proxy statement of Franklin Resources, Inc. and Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary Corporation intends to co-file the attached proposal with lead filer, Zevin Asset Management, LLC at the 2016 annual meeting of shareholders.

Friends Fiduciary Corporation serves more than 320 Quaker meetings, churches, and organizations through its socially responsible investment services. We have over $300 million in assets under management. Our investment philosophy is grounded in the beliefs of the Religious Society of Friends (Quakers), among them the testimonies of peace, simplicity, integrity and justice. We are long term investors and take our responsibility as shareholders seriously. When we engage companies we own through shareholder resolutions we seek to witness to the values and beliefs of Quakers as well as to protect and enhance the long-term value of our investments. As investors, we believe it important that Franklin Resources use its proxy voting to engage in active management of portfolio risks and opportunities related to climate change.

A representative of the filers will attend the shareholder meeting to move the resolution. We look forward to meaningful dialogue with your company on the issues raised in this proposal. Please note that the contact person for this proposal is Sonia Kowal, Zevin Asset Management (Sonia@zevin.com). The lead filer is authorized to withdraw this resolution on our behalf.

Friends Fiduciary currently owns more than 1,340 shares of the voting common stock of the Company. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required number of shares through the date of the Annual Meeting.

Sincerely,



Jeffery W. Perkins
Executive Director

Enclosures

cc: Sonia Kowal

Whereas:

Franklin Resources (FR) is a respected leader in the financial services industry. FR has stated publicly that it understands how environmental, social, and governance (ESG) factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment.

FR reports and mitigates greenhouse gas emissions associated with its operations and the company's other climate change-related impacts. In its response to a survey by the Carbon Disclosure Project, FR states:

- ... The ESG team partners with Investment Managers to enhance the integration of ESG considerations in the investment process in order to manage risk and increase returns, as ESG issues like ... climate change... can impact the performance of securities.

Climate change has been incorporated into the FR's enterprise and investment risk assessment processes as part of its ESG integration. The Company notes that it

> "...assesses current ESG integration practices, and works to improve the company's framework for consistently incorporating the consideration of material ESG risks... These processes are being incorporated into the overall evaluation process of investment portfolios..."

FR and its subsidiaries are responsible for voting proxies of companies in their portfolios. Aside from buy and sell decisions, proxy voting is one of the principal ways in which investors can engage in active management of portfolio risks and opportunities related to climate change. However, nothing in the existing disclosures provides investors with sufficient information to permit meaningful assessment of the congruency of proxy voting with FR's statements recognizing climate change related risks. Indeed, available information suggests that the Company's proxy voting record is incongruent with a responsive approach to climate change.

Many resolutions on the topic of climate change voted on by FR simply asked for more disclosure. According to public fund voting records, over the past few years funds managed by subsidiaries of FR voted against the vast majority of these resolutions, in contrast to funds managed by investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them.

These incongruities could pose a reputational risk to the company, especially given the contrast to actions of competing investment firms. Given the severe societal implications of climate change, there is risk to the company if its proxy voting practices become known to be incongruent with responsiveness to climate change risks.

Resolved: Shareowners request that the Board of Directors issue a climate change report to shareholders by September 2016, at reasonable cost and omitting proprietary information. The report should assess any incongruities between the proxy voting practices of the company and its subsidiaries within the last year, and any of the company's policy positions regarding climate change.

This assessment should list all instances of votes cast that appeared to be inconsistent with the company's climate change positions, and explanations of the incongruency. The report should also discuss policy measures that the company can adopt to help enhance congruency between its climate policies and proxy voting.



All of us serving you℠

Institutional Trust and Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

September 23, 2015

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** holds at least $2,000.00 worth of **Franklin Resources Inc.** common stock. **Friends Fiduciary Corporation** has continuously owned the required value of securities for more than one year and will continue to hold them through the time of the company's next annual meeting.

The securities are held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation**. The shares are registered in our nominee name at **Depository Trust Company**.

Sincerely,

A Delia

Antoinette Delia
Account Associate
215-761-9431